                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST EFFECTIVE AMENDMENT NO. 1 TO

                                   FORM 10-SB

      General Form of Registration of Securities of Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         TeraGLOBAL COMMUNICATIONS CORP.
                 (Name of Small Business Issuer in its charter)


                                     Wyoming
         (State or other jurisdiction of incorporation or organization)


                                   33-0827963
                      (I.R.S. Employer Identification No.)


                         225 Broadway Street, Suite 1600
                           San Diego, California 92101
               (Address of principal executive offices) (Zip Code)


                                 (619) 231-0555
                           (Issuer's telephone number)


           Securities to be registered under Section 12(b) of the Act:

     Title of each class to be              Name of each exchange on which
         so registered                      each class is to be registered

-----------------------------------         -----------------------------------
-----------------------------------         -----------------------------------

           Securities to be registered under Section 12(g) of the Act:


                          Common Stock, par value $.001
                                (Title of Class)

                                     PART 1

                                    BUSINESS

Overview

          TeraGlobal Communications Corp., a Wyoming corporation (the "Company") is a communications technology company with existing products and products under development designed to fulfill diverse market needs. The Company currently offers a range of video conferencing /collaboration products for the consumer and business markets. In addition, the Company is developing and introducing a set of communication technology products and services that include the hardware, software, connectivity, network and advanced compression technology necessary to deliver real time point-to-multi-point interactive multimedia communication solutions including high quality video, audio, virtual reality and traditional documents. The Company has designed its products to address the growing demand for high speed data transmission including voice, video, text and graphics. The Company is in the process of developing product applications to address the telemedicine, corporate distance training, distance education and corporate and organizational communication markets.

          The Company has developed and is in the process of developing several products to address these markets, including the following:

          - TeraConference(TM). A standard-based video conferencing solution for business applications which provides high quality video conferencing for any number of users.

          - The POTS Box(TM). This product allows a user to turn an existing touch-tone phone and television into an inexpensive video conferencing system.

          - TeraCom. A communication service currently under development that "converges" voice, video and data networks. TeraCom includes all of the hardware, software, and support necessary to deliver the richest mix of audio, video, virtual reality and traditional documents.

          - TeraMedia(TM). A high-end version of TeraCom currently under development that will allow video production professionals in different locations to simultaneously view and edit full-motion video.

          - Fingerprint Scanner. The Company is completing development of a USB based (Universal Serial Bus) fingerprint scanner for the Power MacIntosh and the new iMac line of Apple Computers.

          The Company's products are developed on a core base of proprietary and licensed technology. This core technology can be applied to a variety of applications. Initial aspects of the Company's technological developments include the following:

          - Advanced Video Compression. The Company licenses "Wavelet" software which compresses and decompresses video in order to effectively transport it in real time. Using a new ultra high-speed microprocessor, the Company has enhanced the software through proprietary modifications to allow the same amount of data to be sent over less bandwidth.

          - Advanced Processing Power. The Company has developed a multiprocessor acceleration card which enhances the capability of the new enhanced PowerPC processor from Motorola to receive and display full-motion video, transmit full-motion video, display high-resolution graphics in real-time, and render 3D elements in real-time simultaneously.

          - Routerless Network. Through a unique combination of off-the-shelf hardware, custom network interface modules, and custom written software drivers, the Company has developed a means to distribute data to large numbers of users without the need for a router.

          - Communication Modules. The Communication Module permits sites with different access -- ISDN, Frame Relay, ATM, HDSL, or cable modem -- to be part of the same corporate wide network.

          The goal of TeraCom's development effort is to bring to market a complete communication solution for any size organization regardless of the technical skill of its membership or their respective geographic locations. The primary engineering goal of this effort is to deliver the first true convergence technology. As a convergence technology TeraCom will deliver the functionality in a single solution currently provided by telephony, video conferencing, cable TV, Internet, data warehousing, document management, office automation, and general purpose computing.

Markets and Target Customers

          The Company's technology may be used in the marketplace in a number of applications. Initially, the Company is focusing its development efforts on applications for the distance learning and corporate training markets. The Company has current plans to expand into the medical and film production industries.

          Distance Education. TeraCom will allow a teacher to conduct classes of any number of students anywhere in the world. Each student will view and hear the teacher as if the teacher were on television. The teacher, in turn, can view whatever currently appears on the students' monitors, and can also view a separate monitor that will be divided into separate segments. One segment may show a student who has just transmitted a question; another may show a list of all students currently attending the class session. Further, the teacher can conduct a "pop quiz" by asking a question, to which the students will enter a response. Those responses will immediately be assessed and graded with the results appearing on a segment of the teacher's monitor. The teacher also controls what the students will view, whether himself or herself, another student with a comment or question, or a page from a student's paper which the teacher edits on-screen. Importantly, the Company's security and assessment technology will allow the teacher to verify that a student is in fact who he or she claims to be, by periodically requiring each student to place his or her finger on a touch-pad that will identify his or her fingerprint.

          Corporate Training and Communication. A large corporation or organization with an international sales staff will be able to train the entire sales staff simultaneously in the same manner as teachers will conduct Distance Learning, and the President who needs to communicate immediately with his or her entire corporation will now be able to do so. Further, the corporation's engineers (or attorneys, etc.) will be able to simultaneously view and edit designs for a new product (or an agreement for an acquisition, etc.), eliminating travel costs and more effectively communicating with staff.

          Medical Industry. An expert in neurosurgery in New York will be able to watch and hear a surgeon perform an operation in Texas immediately as it occurs, as if the expert were "looking over the shoulder" of the operating surgeon, while the operating surgeon listens to instructions from the expert, or even pauses to look at a diagram or model projected onto his monitor.

         Film Production Industry. A producer in California and a director filming in Connecticut, for example, will be able to simultaneously view and edit the full-motion video film recorded earlier in the day, while viewing and talking (interactive video conferencing) to each other on another segment of their monitors.

Convergence Industry Background

          In recent years, there has been a dramatic increase in demand by businesses and consumers for high-speed data access to the Internet and to private corporate networks. This demand is being driven by the growth in users who are accessing networks for a variety of applications, including communications via the Internet and corporate intranets, electronics commerce and telecommuting. These applications often require the transmission of large, multimedia intensive files, necessitating the need for high-speed data access services. According to projections made by International Data Corporation in materials promoting its October 1998 conference, the number of devices accessing the Internet will grow to over 500 million by 2002. This will require vast increases in the efficiency of communications technology and develop a great demand for higher capacity communications networks.

          Advances in technology have also given rise to the demand for "convergence", the integration of communications and computers. Converged networks will combine voice, video and data, over a single communications line. The ability to deliver voice, video and data over the same bandwidth has been viewed as the inevitable evolution to the next step in communications. It its October 1998 conference promotional materials, International Data Corp. predicts that revenues in this market will grow to $24 billion by 2002. The adoption of digital communications standards for televisions, cameras and computers is the first step that will allow this to be a reality.

          To effect this transmission, different media are reduced to pieces of data or "packets." The use of packets is bringing about a revolution of change and opportunity, creating a fundamental shift in the way communication networks are designed and operated. The significant hurdle to reaching a true converged network has been the processing power and transmission speed necessary to move vast quantities of packets in real time.

          Existing architecture, hardware and software were not developed to handle the volume of data necessary to deliver real time, full-motion video and other high speed data delivery demands. Video conferencing products through systems which lack adequate bandwidth or processing result in clipped and fragmented imaging. Transmitting data such as movies in real time through the Internet is not currently feasible because existing routers do not provide uninterrupted flow of 30 frames per second broadcast quality video. Participants with existing investment in current technology are taking steps to increase the capacity of that infrastructure including the development of larger bandwidth, faster switches, and enhanced routers in an effort to move data through networks more rapidly. All of these will enhance the performance of existing systems, but retain the structural limitations.

The TeraCom Solution

          The Company is in the final stages of developing its "next generation" product; a complete and supported solution for corporate communications and training. Code named "TeraCom," the solution provides what TeraGlobal management believes, based on its internal research and communication with its potential customers, to be the first real-time point-to-multi-point interactive multimedia based communications capability. TeraCom users will be able to create, distribute, and manage their information content and access a full range of communication services through a single technology. The ability to use any media type such as audio, video, graphics (still, 2D and 3D), animation, documents, virtual reality, etc. in any combination is the central strength of the TeraCom product line. This strength combined with the ability to communicate in real-time regardless of geographic location and the number of simultaneous users represents the technology convergence the rest of the industry has been trying to achieve.

          Existing solutions using Digital Signal Processors (DSP) and video compression technologies have not achieved the performance required of integrating all media types in a seamless fashion in real-time. Because the Company was able to approach this problem without a significant investment in existing technology, inventory or architecture, it was able to craft a solution which maximized performance and flexibility. The Company researched the capabilities of all new processor technologies. Under a technology non-disclosure relationship with Motorola, the Company determined that Motorola's enhanced PowerPC microprocessor combination not only provided the necessary processing power but that it surpassed all existing processor technologies in performance, power consumption, flexibility and cost. The Company also sought the best data compression technology available, and enhanced that technology. The Company has already adapted its new Wavelet video compression technology to operate on the enhanced PowerPC microprocessor. As part of the TeraCom product line, the Company can bring to market what it believes, based on its industry research, is the highest quality video streaming capability in the industry.

          When completely developed and implemented, the TeraCom system will allow users within a university, governmental agency or corporation to be connected to a secure private network. This network will be able to stream full motion video in real time in two directions. In addition, the network can be connected to the Internet or other existing architecture. Because the Company's products are software-based, they are both powerful and easy to adapt and upgrade without costly changes to computer hardware. Converged networks could redefine business communications in the 21st century, creating competitive and productive advantages by enhancing communication and collaboration among employees whether operating in the same building or across continents.

Existing Products

          TeraConference(TM). TeraConference(TM) is a hardware codec (compression/decompression) technology developed as an existing video conferencing solution for business applications. TeraConference(TM) conforms with industry standards so that it can communicate with other manufacturers' products. TeraConference(TM) uses both hardware and software to provide a high quality video conferencing system. TeraConference(TM) can be configured for any number of collaborators including individual desktop workstations, fixed or portable systems for larger groups, or any other venue for large audiences. The TeraConference(TM) system includes a 350 MHZ PC, a monitor with built-in audio speakers, UPS, a composite color camera, image quality of 15 frames per second (CIF Standard) and 30 frames per second (QCIF Standard), publishing software (cross platform), productivity software, the ability to provide ATM connectivity, frame relay connectivity, Internet connectivity, LAN connectivity, ISDN connectivity, and T1 connectivity.

          TeraConference(TM) customers are also provided full-time technical support through the Company's "up-and-running" guaranty, which includes an on-line help desk and phone support in order to provide remote diagnostic and repair capability for system and network connectivity. The following customers have purchased and are currently using TeraConference(TM): Scripps Clinics in multiple locations; the Orange County Board of Education; the Saddleback Valley Unified School District in Orange County, California; the Department of Justice; the Orange County Marine Institute; the New York City School Board; Virginia Technical Institute, the Pentagon, GE Capital Investments, World Circuit, a telecommunications company in Los Angeles, California, and the Youthful Offender Program for the State of California, Southwestern College in San Ysidro, California, Equitable in Los Angeles, California, and Wheat International, Hawaii.

          The POTS Box(TM). The POTS Box(TM) is an inexpensive video conferencing system designed to transmit voice and images via traditional phone lines. POTS stands for "plain old telephone service." This product is directed to a segment of the market where image size, transfer speed and resolution are not as critical as price. It is designed to allow anyone who wants to combine video with a phone call, regardless of their technological savvy, to use their existing touch-tone phone and TV to add a new dimension to communications. The product works by connecting any television or computer monitor with any touch-tone phone. Its main components are a digital camera, video processing board and high performance modem. The product is easy to install and use, allowing the Company to market it to home users and other non-business consumers. The price is about $500. The Company has been a reseller of this product, which was developed and is manufactured by an unaffiliated third party.

Products Under Development

          The following products are in development as discussed below. Substantially all of the Company's operating costs, including research and development costs, are incurred in the development of TeraCom, including the Fingerprint Scanner (included in TeraCom), and TeraMedia(TM) (an enhanced version of TeraCom).

          TeraCom. TeraCom is the Company's "next generation" communication service. The TeraCom service "converges" traditional voice, e-mail, video conferencing, facsimile, and data networks. The service also includes all of the hardware, software and support necessary for any size organization to rapidly create, distribute, and manage content regardless of the subject matter. The service is delivered through a client/server computer network called a TeraCom Service Cell. When TeraCom service is ordered one or more custom designed TeraCom Service Cells are constructed for the customer, creating a private and secure communication infrastructure. By design, the TeraCom service provides a level of quality, reliability, security, and functionality that the Internet and other communication technologies cannot currently offer. The TeraCom service provides the customer with a complete communication infrastructure and all the tools necessary to effectively use it. The Company has extensively tested prototypes of TeraCom, which is in the final stages of development. The Company has received an initial purchase order from an early adopter and plans to ship those units in February 1999.

          Each TeraCom Service Cell is engineered to support up to several thousand Clients communicating in an interactive fashion simultaneously. View a Service Cell as a three-dimensional communication matrix that supports any combination of point-to-point and point-to-multi-point communication sessions. A Client with its camera, speakers, microphone, display(s), and powerful processor(s) is designed to deliver the richest mix of audio, video, graphics, virtual reality, documents, and data possible. As part of a single TeraCom Service Cell an individual TeraCom Client can reside in any location worldwide, with large quantities of other Clients in a classroom-like environment, or any combination thereof. The TeraCom Service Cell is designed to guarantee access to valuable content at all times. The Company's new fingerprint scanner allows a customer to have any number of users per TeraCom Client, and makes logging onto the TeraCom service a secure, reliable, fast, and simple process.

          TeraCom is a packet-based communication technology. Any form of information on any subject can be organized as a stream of digital packets and sent to any number of recipients. This is the foundation of the ability to deliver convergence. The appropriate combination of audio, video, text, and graphics dramatically increases the effectiveness of any communication process.

          TeraCom uses a next generation database architecture designed for real-time communication networks. This architecture includes a mechanism for keeping track of every user's actions at all times. This information is called an "audit trail." Without an audit trail of what every user does and what data they access there is no assessment, collaboration, or automated administration. It is this new data structure implementation that facilitates responsive interaction and subsequently real-time assessment. The Internet, a 20 year old technology designed to distribute reference and research materials in non-real-time, is being patched with real-time functionality. The current data structures of the Internet cannot inherently track data access and usage.

          TeraCom offers several content development tools that allow a subject matter expert to focus on content development versus the complexity of the software. Using the world's first "media processor", a TeraCom user can freely mix audio, video, text, and graphics appropriately to create the desired content or services. TeraCom includes a Digital Versatile Disc (DVD) Read Only Memory (ROM) based library of audible and visual elements that can be used during the Content development process. An example of the Content elements includes high quality still images, 2D images, 3D images, audio clips, etc. Each Client contains this library of data relating to the formatting of content. Instead of actually transmitting formatting data, a TeraCom user can instruct a Client to access the formatting data from its own library. This facilitates the distribution of interactive multimedia Content without actually consuming bandwidth and subjecting the User to unnecessary delays. This also preserves communication bandwidth for real-time data like audio and video.

          The TeraCom Server software knows how to rapidly assemble and distribute data packets derived from user requests and interaction. It takes great simplicity to be effective within a real-time packet distribution infrastructure. Current server software cannot achieve the required efficiencies established by the TeraCom requirements. In addition, the server software can be used to customize data packets based on a user profile so that, for example, different language versions of the same document can be transmitted in real time to a number of users located worldwide. The TeraCom Server software also has another key component, packet routing, eliminating the need for a router. The purchase of a router represents the largest capital cost component of current communication infrastructures. It also represents one more device handling data packets contributing to existing inefficiencies. By eliminating the need for a router TeraCom also eliminates the expensive skilled labor necessary to keep them running. The TeraCom Client software is a user friendly, highly integrated application that resides on a TeraCom Client computer.

          TeraCom provides the Manager software to allow a subject matter expert (teacher) to control a communication session. This session is live, full duplex, point-to-multi-point in nature and includes live audio and video. The Manager software lets the subject matter expert distribute prepared course content or any other content desired. It is the Manager software that facilitates real-time assessment as well as acting as the moderator during live collaboration. This functionality is accomplished by analyzing the accumulated audit trail. For the participants of the communication session, the Manager software facilitates the electronic equivalent of raising your hand. The audio and video of a session participant can be either broadcast to every user in the session or privately transmitted to the subject matter expert (individual operating the TeraCom Manager software). TeraCom provides a remote security software package due to the necessity to deliver accredited course material, certification of skill mastery, and to control access to sensitive Content. This security software allows a security agent to validate, confirm, monitor, or limit in any way desired the actions of any user on any TeraCom Service Cell.

          Assessment is the most expensive and time-consuming aspect of effective communication and the very first thing to be eliminated or neglected. Assessment is simply the analysis of interaction and can now be highly automated. The ability to automate the assessment process is the essence of the TeraCom solution. By analyzing the accumulated audit trail the Administrator software knows who has accessed what data, when, for how long, and what they did with it. By hitting the clearly presented Help Desk button in any TeraCom software package, the user is connected to a member of the TeraCom Help Desk staff. The Help Desk staff member can either talk the user through the resolution of their problem or take control of their computer and solve the problem remotely.

          TeraMedia(TM). TeraMedia(TM) is an enhanced version of TeraCom, with all the functionality of TeraCom plus the capabilities that are specific to the film production, post-production and commercial production companies. With enhanced hardware and software, TeraMedia cost effectively and securely transfers full motion, real-time, video and audio. The combination and interoperability of the high bandwidth connectivity and the instantaneous, interactive communications functionality of TeraMedia(TM) meets current demand from the production and post-production industries. The Company is currently working with industry participants to define their needs and the final specifications of TeraMedia.

          Fingerprint Scanner. The Company is in the final stages of development of a USB based (Universal Serial Bus) Fingerprint Scanner for the Power MacIntosh and the new iMac line of Apple Computers which it plans to ship as part of the first shipment of TeraCom in February 1999. The current labor cost to the industry of issuing, maintaining and re-issuing passwords is growing. Through the use of the TeraCom Fingerprint Scanner, which includes both hardware and software, network managers can provide a more secure, economical, and intuitive means to control access. The TeraCom Fingerprint Scanner can be used to grant prescribed levels of access or restriction at any time in the communications process. There are a number of current and potential applications for this product. In the corporate and government setting method and database access can be limited for specified individuals. Parents or businesses can restrict access to Internet sites. Internet commerce transactions using credit cards can be validated through fingerprint signatures. In the education arena, sign on times and testing can be validated. In addition, multiple users can use a single computer without having access to the other users' information. The product is expected to ship in the first quarter of 1999. TeraGlobal will be using the TeraCom Fingerprint Scanner for account management and accredited course content delivery in its TeraCom product line.

Technology

          The Company's products are being developed on a core base of proprietary and licensed technology including the following:

          Advanced Video Compression. TeraCom includes new highly optimized Wavelet software for the compression/decompression of video. Video places the greatest demand on communication bandwidth. Low compression ratios for video translate directly into a vastly more expensive communication infrastructure in order to move data packets. By offering a higher quality of video that simultaneously requires less bandwidth, TeraCom can deliver the best cost to performance ratio in the industry. Moreover, because of the extent of data compression, each TeraCom Client can send and receive the highest quality video simultaneously to any number of users during a communication Session. For a fraction of what it currently costs to broadcast one way video to a large body of viewers TeraCom can provide two way interactive video.

          Advanced Processing Power. For the TeraCom solution to deliver on the claims of real-time performance, deal with multiple video streams, and handle complex media types (3D graphics, virtual reality, and advanced simulations) a next generation processor was required. After researching the capabilities of all new processor technologies, the Company selected Motorola's new enhanced PowerPC microprocessor on all of its computers. Based on the Company's research, there is currently no other processor from any other vendor that can deliver the performance of the enhanced PowerPC.

          Routerless Network. TeraCom employs a new proprietary Server architecture to deliver data to TeraCom Clients. The Server uses a unique routerless design and takes advantage of the processing power of the new enhanced PowerPC microprocessor from Motorola. Each Server is responsible for a finite number of Clients. This gives each Client access to greater responsiveness in comparison to overloaded Internet servers. Due to the low cost per Server it is feasible to put more than one Server on line for each group of Clients. Eliminating the router eliminates a majority of the capital cost to build a network, reduces complexity, and lowers operational labor costs. By using a high-speed communication backbone (like ATM) to connect the Servers, in combination with the TeraCom Server software, a cluster of Servers looks like a single high performance Server to the TeraCom Clients. However, each user has more processing power dedicated to delivering them data packets as well as dramatically greater reliability through redundancy. An even higher level of savings is achieved by dramatically reducing the number of long distance call charges. This is accomplished by physically placing Servers from the cluster within a local calling area concentration of TeraCom Clients.

          Communication Modules. TeraCom is designed to service a user in any location. To address this issue, the Company abstracted the communication layer so that a TeraCom Client computer can use any communication technology that can deliver a stream of data packets whether modem, ISDN, ATM or frame relay. The abstraction is delivered by using a proprietary communication module that connects to a TeraCom client via full-duplex 100 Base-T ethernet connection. The Company is developing a complete array of Communication Modules that interface with all known communication standards. This concept also protects the User from planned obsolescence. When a cheaper and faster means of communication becomes available in a User's location their communication module can be exchanged. The User does not need a new computer or new software and they do not have to learn new features. The TeraCom User receives better performance at a lower cost and does not get subjected to a complicated upgrade process. To upgrade, the User unplugs the old Communication Module and plugs in the new unit. For example, in addition to supporting all traditional video formats and standards, TeraCom will take advantage of a new digital video standards as they are developed. The current NTSC video format is limited to 525 lines of video at a specified refresh rate. Eventually TeraCom will support High Definition Television (HDTV) transmission, the next video transmission standard.

          Optimized Computer Architecture. TeraCom supports the ability for the Client communication terminal to record both the incoming and outgoing streams of data packets. In this situation, an outgoing video stream and an incoming video stream are being recorded simultaneously while these respective streams are being compressed and decompressed. If desired, both video streams are also being viewed on the local computer display. All of this must take place while providing a responsive User interface. The User may be participating in a Session that may be rendering

3D elements, displaying a virtual reality scene, or while participating in an advanced simulation. Current computer architectures cannot move anywhere near this much data simultaneously. Through a multiple phase development effort, TeraCom computers will achieve the required data throughput capacity. This includes a wider PCI bus, FireWire video, multiprocessor card with FireWire, and a number of other optimizations.

          Platform Neutral. The TeraCom communication terminal can run all major operating systems allowing any popular application to be run. A TeraCom communication terminal can connect to all major communication networks at the same time participating in a TeraCom communication Session. A TeraCom communication terminal can support a connection to all standards based video conferencing products. Each TeraCom communication terminal has the necessary software to convert all major file formats. Each TeraCom communication terminal can import/export all major audio, video, and graphic formats. In essence, TeraCom can protect a customer from losing a past investment in technology and software while supporting an entirely new set of critical communication capabilities.

Objective

          The goal of TeraCom's development effort is to bring to market a complete communication solution for any size organization regardless of the technical skill of its membership or their respective geographic locations. The primary engineering goal of this effort is to deliver the first true convergence technology. As a convergence technology TeraCom will deliver the functionality in a single solution currently provided by telephony, video conferencing, cable TV, Internet, data warehousing, document management, office automation, and general purpose computing.

Strategy

          The Company's strategy for reaching its objectives over the short run includes the following elements:

          (1) Develop a high quality technologically advanced multimedia convergence technology and service that provides maximum performance and flexibility to customers.

          (2) Leverage strategic alliances with product and service suppliers whose products or services represent the best of class to concentrate resources on the Company's core development expertise.

          (3) Establish relationships with high-end customers who will benefit from the Company's technology and will have the resources to assist in the development of communication solutions to address an industry's needs.

          (4) Maintain a network-based communication solution that is fully supported and provides reliable access.

Research and Development

          Research and development activity continues to be the focal point of the Company and the catalyst and engine behind the Company's success and ability to achieve its business plan objectives. Research and development is focused primarily on the TeraCom product (including the Fingerprint Scanner) and its enhanced version, TeraMedia. The research and development functions of the Company are performed by a combination of interdisciplinary talent that is utilized throughout the Company's technical operations. Approximately 15 individuals, with a combined total of more than 200 years of related experience, collaborate in product development activities, including electrical, mechanical and material engineers and quality assurance support. Key elements of the Company's research and development strategy include:

          Product Flexibility. The Company seeks to implement product modifications and enhancements in order to meet the needs of particular customers and markets. For example, based in part on feedback from early adopters, TeraCom will be modified to meet the distinct requirements of both the movie production industry and the medical industry.

          Use of Industry Standard Components. The Company's design philosophy emphasizes the use of industry standard hardware and software components whenever possible to reduce time to market, decrease the cost of goods and lessen the risks inherent in new design. The Company maximizes the use of third-party software for operating systems and standard programs such as e-mail and internet browsers, allowing the companies designers and engineers to concentrate on proprietary software.

          New Technologies. Whenever possible, the Company seeks to produce the highest quality products by incorporating cutting-edge technology. For example, through its strategic relationship with Motorola, Inc., the Company has secured early access to the new enhanced PowerPC microprocessor chip produced by Motorola. Access to such cutting edge technology will compliment the Company's proprietary technology such as its routerless server cluster.

          Because of its stage of development and the nature of its products, the Company is highly dependent on a number of experienced and qualified technical personnel. There is currently a high demand for skilled programmers and engineers. In order to continue to maintain its technological advantages, the Company will have to be successful in attracting and retaining a strong technical staff.

Strategic Alliances

          The success of the Company is, and will continue to be, dependent in part upon a number of strategic relationships. At present, the Company has established relationships with the following entities:

          Apple Computer. The Company is currently one of approximately fifteen Proprietary Value Added Resellers ("VAR") for Apple Computer. In addition to the standard VAR license and ability to buy Apple product directly from Apple Computer, the Company's development staff enjoys a direct line of communication with engineers at Apple Computer. Developers are not generally permitted direct communication to engineers and must coordinate their efforts through developer services. This type of relationship ensures that the solution developed by the Company takes full advantage of Apple Computer's technology. This also gives the Company engineers and programmers early access to a variety of innovative new technologies. The current relationship with Apple Computer also includes the ability to buy all maintenance parts directly (from mother boards to power supplies). This access to parts permits the Company to act as a full service provider in servicing and maintaining the TeraCom solution. Apple Computer has orally agreed to a program of joint press releases and to promote the TeraGlobal solutions through their sales and distribution channels.

          Motorola, Inc. The Company is an Alpha Test site for Motorola, Inc.'s new enhanced PowerPC microprocessor. Under a standard non-disclosure agreement, the Company works directly with Motorola in the development and improvement of the microprocessor. This relationship makes the Company part of the processor "bring up" team which is responsible for bringing this new processor to market. This allows the Company's engineers to develop an expertise and new product around what the Company believes to be the world's fastest processor before potential competition even knows the processor exists. This relationship also allows the Company's development team to talk directly to the designers of the processor which ensures that the Company can maximize the performance of the TeraCom product line. Traditionally, the processor user is restricted to studying the available literature and must work independently of the processor manufacturer. This relationship has allowed the Company to buy processors and other key semiconductor parts directly from Motorola in quantity. As with Apple Computer, Motorola has orally agreed to a program of joint press releases and to promote the TeraGlobal solutions through their sales and distribution channels.

          Sprint Communications. The Company is a customer of Sprint for the provision of bandwidth in delivering the TeraCom service. Sprint was chosen based on the fact that it has the most comprehensive fiber optic broadband network. Its ATM SONET ring topology is ideal for the TeraCom system. This allows the Company's engineers to access the OC-3 backbone of Sprint's network directly from TeraCom servers, thus eliminating the need for expensive hardware components. The Company is confident that Sprint's redundant network architecture will reach the vast majority of its intended target market.

          Ingram Micro. The Company has entered into a contract manufacturing agreement with Ingram Micro, Inc. for the assembly, integration and distribution of the Company's product line, as needed by the Company and paid for through traditional invoicing procedures. Through this arrangement, the Company secures immediate experienced and scalable manufacturing capacity as well as access to Ingram Micro's distribution channels. Ingram Micro is the world leading wholesale distributor of technology products and services and a leading provider of assembly and integration services. Ingram Micro has a worldwide distribution market and the ability to meet large TeraCom production requirements.

          The amount and timing of resources which these strategic partners devote to these activities will not be within the control of the Company. There can be no assurance that strategic partners will perform their obligations as expected or that any revenue will be derived from strategic arrangements. If any of the Company's strategic partners breaches or terminates its agreement with the Company or otherwise fails to conduct its collaborative activities in a timely manner, the development, commercialization or marketing of the product which is the subject of the agreement may be delayed and the Company may be required to undertake unforeseen additional responsibilities or to devote additional resources to development, commercialization or marketing of its products. The inability to enter into strategic relationships or the failure of a strategic partner to perform its obligations could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to negotiate acceptable strategic agreements in the future, that the resulting relationships will be successful or that the Company will continue to maintain or develop strategic relationships or to replace strategic partners in the event any such relationships are terminated. The Company's failure to maintain any strategic relationship could materially and adversely affect the Company's business, financial condition and results of operations.

Suppliers

          The Company is currently dependent upon a few critical suppliers for the success of its business. The Company's business strategy has been to combine its proprietary technology and products with "best of class" technology and products and design an integrated, seamless product that takes advantage of the superior quality of its components. As a result, the Company has necessarily placed heavy reliance on suppliers of key elements of the Company's products.

          The TeraCom service to be provided relies on access to a communications network. The Company has secured Sprint as its provider of this network. A significant portion of the cost of maintaining the TeraCom service will be connecting to the telecommunications network. While several companies compete globally for market share of the worldwide telecommunications market, the performance, reliability and profitability of the TeraCom service will depend heavily on the quality of the network and the price of connectivity that the Company is able to secure from its telecommunications provider.

          The Company currently licenses its Wavelet compression module which is a significant contribution to the Company's ability to compress data. The Company has enhanced the basic module licensed by the Company, and owns those modifications. However, the existing license requires the Company to pay a royalty for each unit sold by the Company. Failure to pay such royalties when due could result in the termination of the license. Any loss of that license could result in delays in securing or developing alternative technology.

          In addition, the Company's compression technology is dependent upon its continued access to the newly developed enhanced PowerPC microprocessor which it currently purchases from Motorola, Inc. The combination of the Company's enhanced Wavelet module and the processing power of the enhanced PowerPC chip are the engine behind the Company's data compression which makes the products viable. Any extended interruption in the supply of any of the key components currently obtained from a single or limited source could affect the Company's ability to meet its scheduled product deliveries to customers, and thus have a material adverse effect on the Company's business, financial condition and results of operations.

          There can be no assurance that, as the Company's demand for such parts and supplies increase, the Company or its manufacturers will be able to obtain such parts and supplies in a timely manner in the future. In addition, financial or other difficulties facing such suppliers or significant worldwide demand for such components could adversely affect the availability of such components. If the Company or its manufacturers were unable to obtain a sufficient supply of components from their current sources, the Company could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage customer relationships and could adversely affect the Company's business, financial condition or results of operations. Further, the Company may also be subject to increases in component costs, which could also have a material adverse effect on its gross margin or results of operations.

Manufacturing

          The Company's initial prototype requirements for the TeraCom product will be manufactured in-house. Prototypes of certain system components will be manufactured by outside vendors. For production scale manufacturing, the Company has established a relationship with Ingram Micro for the purposes of assembly, integration and distribution of substantially all of the Company's product line. This relationship will allow the Company to concentrate on its core competencies of design and development and out source the assembly and shipment of product to its customers. The relationship capitalizes on the ISO-9002 assembly facilities and global proliferation of Ingram Micro's distribution network. Ingram Micro Inc. is the world's leading wholesale distributor of technology products and services, and a leading provider of assembly and integration services. The relationship will shorten the Company's time to market for the wide proliferation of its core product and services, providing several of the required assembly and distribution components for delivery of products.

          Beyond initial production runs, the Company does not manufacture any of its products, but instead relies on Ingram Micro and contract manufacturers to assemble, test and package the Company's products. Any interruption in the operations of Ingram Micro or other contract manufacturers would adversely affect the Company's ability to meet its scheduled product deliveries to customers. In addition, as the Company makes enhancements to its existing products and introduces new products, there can be no assurance that these manufacturers will be able to meet the technological or delivery requirements for such products. These contract manufacturers have had only limited experience manufacturing the Company's products. In addition, the Company's inability to accurately forecast the actual demand for its products could result in supply, manufacturing or testing capacity constraints. Such constraints could result in delays in the delivery of the Company's products or the loss of existing or potential customers, either of which could have a material adverse effect on the Company's business, operating results or financial condition. There can be no assurance that the Company or any third party manufacturer will be successful in manufacturing the Company's products in commercial quantities or in sufficient volumes to meet anticipated demand.

Sales and Marketing

          The Company currently employs 2 full-time sales people to generate orders and focus its marketing efforts for its current TeraConference(TM) and POTS Box(TM) product lines.

          Because TeraCom is a new and developing product, the Company has chosen to focus its marketing efforts on the use of "early adopters" of this product in order to refine the product and develop the visibility in the marketplace. In addition to customer specific marketing efforts, the Company's marketing activities include attendance at major industry trade shows and conferences (e.g. AFCEA and MacWorld), the distribution of sales and product literature and ongoing communications with its customers, the press and industry analysts.

          The Company has strategically chosen early adopters that are influential and highly visible in their industries, and are in a position to recommend company products to other prospective customers. The Company has identified three early adopters in the corporate training, consulting services and distance education markets. The Company is seeking early adopters within the advertising, federal government and tele-medicine customer categories for TeraCom and members of the entertainment industry for its TeraMedia(TM) product.

          The Company's primary business model is designed to ease the transition for early adopters and all future customers to its communication service. By pricing the service on a fixed monthly fee over a 3-year term with annual renewals for connectivity, software upgrades and help desk, potential customers do not have the large up-front capital costs associated with a large communication network purchases. The monthly service fee will include recovery of hardware, software with continuous upgrades, bandwidth, network management and maintenance and help desk.

          By pricing on a monthly fee basis, potential customers can easily compare their current expenditures on network maintenance, connectivity bandwidth, software upgrades and initial hardware capital costs and hardware maintenance and upgrade costs to TeraCom's total cost. In addition TeraCom will have added functionality that existing products cannot offer, such as real-time two-way video conferencing, fully integrated multimedia communications, real-time assessment, complete audit trail, completely network security, 24/7 interactive help desk, point to point communications and point to multi point communications.

          TeraGlobal has not simply chosen these early adopters for their visibility and market potential. They are also the ideal candidates to assist the Company in achieving their long-term marketing goals for the product and TeraCom's future product evolutions. As all communication services new products and services need to win market acceptance through an often-traveled road. First high-end business productivity applications where the economic benefits outweigh any premium in cost over existing systems. Second the use of the service will expand within the early adopters after proving its functionality, competitive advantage and overall cost savings through productivity gains. By completing these steps the Company will have the additional information necessary to market TeraCom to a wider audience. Until then the Company's focus is on the chosen and additional early adopters as it will be easier to increase their usage of the product and increase sales than to expand distribution. In addition, the current and potential early adopters of TeraCom have significant market presence and on their own can generate significant revenues for the Company.

Customer Support

          In addition to ongoing client prospecting and product demonstrations through direct sales, one of the most cost-effective sales tools for the Company's current TeraConference(TM) systems is a satisfied customer. The Company's customers will generally require significant support and training with respect to the Company's products, particularly in the initial deployment and implementation stage. The Company currently employs 2 full-time personnel to provide such support, via telephone, teleconference or on-site visits, and anticipates hiring additional staff as its customer base grows. Next to product quality and ease of use, the Company will always place customer satisfaction and technical support as its highest marketing priorities. However, the Company has limited experience with widespread deployment of its products to a diverse customer base, and there can be no assurance that it will have adequate personnel to provide the levels of support that its customers may require during initial product deployment or on an ongoing basis. An inability to provide sufficient support to its customers could delay or prevent the successful deployment of the Company's products. Failure to provide adequate support could have an adverse impact on the Company's reputation and relationship with its customers, could prevent the Company from gaining new customers and could have a material adverse effect on the Company's business, financial condition or results of operations.

Competition

          The telecommunications, multimedia and convergence industry is highly competitive, continually evolving and subject to rapid technological change. The Company believes that it must remain competitive with regard to each of the following factors in order to be successful: price, proprietary technology and network engineering, product features and enhancements (including improvements in product performance, reliability, size, compatibility and scalability), breadth of product lines, product ease of deployment, sales and distribution capability and technical support and service. Several significant companies are seeking to deliver high volume data transmission through different alternatives. These include efforts to increase bandwidth by installing more fiber optic lines, increasing the efficiency of existing router-based server networks, compressing data, and dividing bandwidth into smaller increments. Competitors seeking to address these issues include AT&T, Microsoft, Intel, Cisco Systems, Inc., Lucent Technologies, 3Com, Nortel, Net Rythyms, Tut Systems and others. Substantially all of these companies have greater distribution channels, longer tradition and greater financial resources than the Company. Furthermore, such competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than the Company. There can be no assurance that the Company will have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully.

Intellectual Property

          The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect its proprietary technology. The Company currently has a United States patent application pending which covers a substantial portion of the Company's TeraCom Service Cell and network technology. The Company may seek to file a number of patents emanating from this original application to expand the scope of patent coverage. The Company does not currently have patents relating to any of its products. There can be no assurance that patents will be issued with respect to pending or future patent applications or that the Company's patents will be upheld as valid or will prevent the development of competitive products. The Company has filed trademark applications with the PTO to register the names "TeraGlobal(TM)," "TeraConference(TM),""TeraMedia(TM)" and "The POTS Box(TM)."

          The Company also seeks to protect its intellectual property rights by limiting access to the distribution of its software, documentation and other proprietary information. In addition, the Company enters into confidentiality agreements with its employees and certain customers, vendors and strategic partners. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

          The Company is also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. In this regard, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonably terms.

Real Property

          The Company does not own any real property. The Company leases approximately 12,000 square feet of office space in San Diego, California on a month-to-month basis. In addition, the Company leases approximately 2,300 square feet in Logan, Utah for research and development under a one year lease expiring December 31, 1999, and approximately 1,500 square feet in Vancouver, Canada under a one year lease expiring June 30, 1999.

Government Approvals

          The Company and its customers are subject to varying degrees of federal, state and local regulation. The Company believes it is currently in compliance with all such regulation. The jurisdiction of the Federal Communications Commission ("FCC") extends to the communications industry, including products such as those sold by the Company. The FCC has promulgated regulations that, among other things, set installation and equipment standards for communications systems. There can be no assurance that future regulations adopted by the FCC or other regulatory bodies will not have a material adverse effect on the Company. Further, regulation of the Company's customers may adversely impact the Company's business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of data and Internet services and other terms on which telecommunications companies conduct their business, may impede the Company's penetration of certain markets. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

          In the United States, in addition to complying with FCC regulations, the Company's products are required to meet certain safety requirements. For example, the Company is required to have its products certified by Underwriters Laboratory in order to meet federal requirements relating to electrical appliances to be used inside the home, and its products must be Network Equipment Building Standard ("NEBS") certified before they may be deployed by certain customers. All of the Company's products are currently certified by both Underwriters Laboratory and NEBS. Outside of the United States, the Company's products are subject to the regulatory requirements of each country in which the products are manufactured or sold. These requirements are likely to vary widely, and there can be no assurance that the Company will be able to obtain on a timely basis or at all such regulatory approvals as may be required for the manufacture, marketing and sale of its products. Any delay in or failure to obtain such approvals could have a material adverse effect on the Company's business, financial condition or results of operations.

          The Company and its products may also be subject to U.S. and foreign regulation regarding export restrictions and controls on technology such as that incorporated into the Company's products. The Company does not currently export any of its products overseas. The Company has entered into Agreements with entities in the Peoples Republic of China to purchase the TeraConference(TM) and POTS Box(TM) products. However, no products have been sold under those contracts to date. The Company does not anticipate any international sales in the next twelve months.

Risks Associated with Year 2000 Problem

          During 1999, computer systems and/or software used by many companies may need to be upgraded to accept four digit entries to distinguish 21st century dates from 20th century dates. As is the case with most other companies using computers in their operations, the Company recognizes the need to ensure that its operations will not be adversely impacted by software and/or system failures related to "Year 2000" noncompliance.

          Within the past twelve months, the Company has been assessing and upgrading components of its own internal computer and related information and operations systems. Based on that assessment, the Company believes that its existing computer systems and software for accounting and management functions are all Year 2000 compliant. Further, the Company's existing products are all Year 2000 compliant and contain four digit date codes. Based on its assessment, the Company believes that neither the costs associated with its Year 2000 compliance nor the consequences of incomplete or untimely resolution of the Year 2000 problem by the Company will have a material adverse effect on the Company's business, financial condition or results of operations in any given year.

          However, even if the internal systems of the Company are not materially affected by the Year 2000 problem, the Company's business, financial condition and results of operations could be materially adversely affected by disruption in the operation of enterprises with which the Company interacts. The Company currently relies or plans to rely on Apple Computer, Motorola, Inc., Ingram Micro, Inc. and Sprint Corp. in connection with the design, manufacture, distribution and operation of the TeraCom product. Each of these entities is a public company that files reports with the Securities and Exchange Commission regarding Year 2000 compliance. Based on these reports, the Company believes the status of these entities with regard to Year 2000 compliance to be as set forth below.

          Apple Computer. The TeraCom product is based on a computer supplied by Apple Computer. While Apple's computers and operating systems have been Year 2000 compliant, any interruption in manufacturing the computers may cause a significant interruption in the Company's sales. Interruptions in the supply of computers to the Company may materially adversely affect the Company's results of operations.

          Motorola. The TeraCom product incorporates Motorola's new enhanced Power PC microprocessor. Motorola has stated that it believes the microprocessor is Year 2000 compliant. Further, Motorola has reported that it does not expect significant interruption to its manufacturing capabilities because of the failure of its manufacturing tools and equipment to be Year 2000 compliant. However, Motorola cannot guarantee its Year 2000 compliance or that of its suppliers. Any interruption in the production of the microprocessor may cause a significant interruption in the Company's sales.

          Sprint Communications. The Company has chosen Sprint as its preferred network supplier for its TeraCom Service. Sprint has reported that it has developed a plan to achieve Year 2000 compliance of its business systems in 1999. However, Sprint cannot guarantee its Year 2000 compliance or that of its suppliers. While another company could be retained to supply network capabilities, any interruption or failure of Sprint's network could have a significant adverse effect on the Company's business.

          Ingram Micro. The Company plans to rely on Ingram Micro for the assembly and distribution of TeraCom. Ingram Micro has reported that it has developed a comprehensive plan to achieve Year 2000 compliance of its sensitive systems by the fall of 1999. However, Ingram Micro cannot guarantee its Year 2000 compliance or that of its suppliers. While another company could be retained to assemble and distribute TeraCom, any interruption in Ingram Micro's assembly or distribution of TeraCom could have a significant adverse effect on the Company's business.

Employees

          The Company currently has approximately 31 full-time employees, including 11 in administration, 2 in technical support, 15 in product development, and 3 in sales and marketing. None of the Company's employees is represented by an organized labor union. The Company believes its relationship with its employees is very good and the Company has never experienced an employee related work stoppage. The Company will need to hire and retain highly-qualified experienced technical and select management personnel in order to execute its business plan, complete product development and maintain technical advantages over competitors in the marketplace. Competition for skilled engineers has become intense over recent years, and no assurances can be given that the Company will be able to locate and hire such personnel, or that, if hired, the Company will continue to be able to pay the higher salaries necessary to retain such skilled employees.

Corporate History and Acquisitions

          The Company's predecessor was formed in February 1997 under the name Video Stream, Inc. under the Canadian Corporations Act. Video Stream, Inc. was founded to perform research and development on various connectivity solutions and went on to develop specialty communications technology hardware and services. In October 1997, Video Stream, Inc. was merged with and into Triple ""D'' Court, a Wyoming corporation, with the shareholders of Video Stream, Inc. gaining control of the combined entity. Triple ""D'' Court was a publicly traded corporation, with no operations, whose shares were traded on the NASDAQ OTC Bulletin Board. Following the consummation of the merger, the surviving entity changed its name to Video Stream International, Inc. Effective September 1998, the Company officially changed its name to ""TeraGlobal Communications Corp.''

          TechnoVision Communications, Inc. (""TechnoVision'') was founded in November of 1995 by David Fann, its President and a director of TechnoVision. Pursuant to an exchange offer which concluded August 10, 1998, the Company acquired 99.1% of the outstanding Common Stock of TechnoVision from its stockholders on the basis of one share of the Company's stock for every two shares of TechnoVision stock exchanged. Mr. Fann is an officer and director of TechnoVision and was at the time of the Exchange Offer. Through this acquisition, the Company gained TechnoVision's existing infrastructure, including marketing and administration, with experience specifically in the telecommunications and video conferencing fields. The Company also acquired a base of existing products.

          The Company acquired from Interactive Solutions Group, Inc. all of the membership interests in ISG Acquisition, LLC, a Delaware limited liability company wholly owned by Interactive Solutions Group, pursuant to a Purchase Agreement in July 1998. ISG Acquisition LLC was capitalized exclusively with certain intellectual property of Interactive Solutions Group, Inc. related to the network and multimedia products and technologies. The Company acquired the interest in ISG Acquisition in exchange for the forgiveness of a loan of $160,000 and the assumption of liabilities of ISG Acquisition up to $91,000, for a total purchase price of $251,000. Interactive Solutions Group was formed on July 15, 1996 by Grant Holcomb, its President. Mr. Holcomb is an officer and director of the Company, and was at the time of the acquisition of Interactive Solutions Group. As a result of the transaction, the Company acquired the goodwill and intellectual property of Interactive Solutions Group.

          In a series of transactions in October through mid-December 1998, Design Analysis Associates, Inc., a Utah corporation, merged into TGCC Acquisition, Inc., a wholly-owned subsidary of the Company. Before the merger Design Analysis Associates consisted of two informal divisions: high technology design engineering and the manufacture of water monitoring products under the WATERLOG(TM) label. Pursuant to an Agreement and Plan of Corporate Reorganization and Separation dated December 18, 1998, and subsequent to the merger, the new subsidiary of the Company sold the assets associated with the WATERLOG(TM) division including rights to the name "Design Analysis," to the William I. Fletcher Family Trust, the sole shareholder of Design Analysis Associates before the merger. As a result of the merger and the subsequent sale of assets, the Company has acquired the high technology design engineering business previously conducted by Design Analysis Associates, including four engineers, intellectual property, equipment, contract rights and cash, in exchange for 250,000 shares of common stock of the Company.

Additional Information

          The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

          The Company is filing this registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company has elected to voluntarily become a reporting company to provide assurances to existing and future stockholders that it will provide current reports on its business and financial development. Upon obtaining status as a reporting company, the Company intends to seek listing on an exchange to improve the liquidity of the market for its common stock.

          Upon completion of this registration, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New

York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Documents filed electronically via EDGAR may be viewed on the EDGAR website at http://www.sec.gov. The Company's website address is http://www.teraglobal.com.

                      SELECTED CONSOLIDATED FINANCIAL DATA

          The following historical financial data, except for the information provided as of and for the nine months ended September 30, 1998, have been derived from historical consolidated financial statements of the Company that have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent auditors (the "Consolidated Financial Statements"). The historical financial data provided as of and for the nine months ended September 30, 1998 have been derived from the Company's unaudited internal consolidated interim financial statements (the "Unaudited Internal Consolidated Interim Financial Statements," and together with the Consolidated Financial Statements, the "Financial Statements"), but in the opinion of the Company's management contain all adjustments, consisting only of normal recurring accruals, which are necessary for a fair presentation of the information below.



Balance Sheet Data:                                     December 31, 1997           September 30, 1998
                                                    --------------------------  -------------------------
                                                                                        (unaudited)
Cash and cash equivalents                                          $   27,705                    500,052
Furniture and equipment, net                                           19,437                  1,222,740
Total assets                                                           58,024                 17,297,850
Current liabilities                                                   192,898                  2,006,826
Total Shareholders' Equity (Deficit)                                (134,874)                 13,457,803



                                                      Period from February          Nine Months Ended
Statements of Operations Data:                       7, 1997 (Inception) to        September 30, 1998
                                                       December 31, 1997               (unaudited)
                                                  -----------------------------  -----------------------
Sales                                                                    --                     280,484
Cost of Sales                                                            --                     216,806
Operating Expenses:
     Legal                                                      $    67,463                     189,684
     General and administrative                                     130,237                   1,407,936
     Research and development, related parties                       41,259                   1,011,776
     Consulting, related party                                       94,488                      83,250
     Selling                                                             --                     119,236

                 Total operating expenses                           333,447                   2,811,882

Loss from operations                                               (333,447)                 (2,748,204)

Other income(expenses):
     Interest income                                                    754                         894
     Interest expense                                                (3,601)                    (80,702)
     Other income                                                       759                           -

                 Total other income (expense)                        (2,088)                    (79,808)

Net loss                                                           (355,535)                 (2,827,033)
Basic loss per common share                                           (0.09)                      (0.25)
Weighted average common shares
outstanding                                                       3,627,064                  11,367,009

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

          With the exception of historical matters, the matters discussed herein are forward looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, the date of introduction or completion of the Company's products, projections concerning operations and available cash flow. The Company's actual results could differ materially from the results discussed in such forward looking statements. The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and the related notes thereto appearing elsewhere herein.

Overview

          The Company is engaged in the development of communication productivity solutions and multimedia (voice, video, image and data) collaboration systems. The Company commenced operations in this business in February 1997. Since that time, the Company has devoted substantially all of its resources to the formation of its infrastructure and the research and development of its products. The Company did not generate any revenues until July 1998.

          In July 1998, the Company acquired all of the membership interests of ISG Acquisition LLC, and with that substantially all of the assets of Interactive Solutions Group, Inc. for $251,000. In August 1998, the Company completed a successful exchange offer acquiring 99% of the outstanding stock of TechnoVision Communications, Inc. for an aggregate of 3,555,756 shares. In transactions taking place from October through December 1998, the Company completed the acquisition of Design Analysis Associates, Inc. in exchange for an aggregate of 250,000 shares of stock. Each of these acquisitions was accounted for on a purchase method of accounting.

          The Company is currently receiving revenues from the sale of TeraConference(TM) and The POTS Box(TM). The Company expects to begin shipping units of its TeraCom product to early adopters in the first quarter of 1999. Significant sales of TeraCom are not expected until the third quarter of 1999 at the earliest. In addition, the Company expects initial sales of its Fingerprint Scanner to commence in the first quarter of 1999.

Plan of Operations

          Over the next twelve months, the Company intends to increase its revenues by releasing its products under development to its target markets. However, the Company will continue the research and development of its products, increase the number of its employees by 40 or more, and expand its facilities where necessary to meet product development and completion deadlines. The Company anticipates spending $1,000,000 to $2,000,000 on equipment for use in internal operations in the next twelve months.

          The Company anticipates that it will incur operating losses in the next six to nine months. The Company's lack of an operating history makes predictions of future operating results difficult to ascertain. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as multi-media communications. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, obtain a customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and products, provide superior customer services and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so can have a material adverse effect on the Company's business prospects, financial condition and results of operations.

          The Company's cash reserves are sufficient to cover the Company's operations for approximately ten months. Cash flow from operations is expected to meet operating expenses during that period in time. The Company hopes to begin generating sales in the fourth quarter of 1999.

          The Company has not incurred, and does not anticipate incurring, expenses in addressing Year 2000 compliance that would have any significant effect on operating costs.

Results of Operations

          Period from February 7, 1997 (Inception) to December 31, 1997

          The first year of operation for the Company achieved two main goals. The formation of the Company's organization to pursue its business strategy and achieving the public company status to assist in funding the Company's objectives.

          Sales. The Company experienced no sales in the period ended December 31, 1997.

          General and Administrative. General and administrative, legal and consulting expenses for the period from February 7 to December 31, 1997 were $292,188, of which $94,488 was accrued to be paid to Paul Cox for his services as President. Also included is $67,463 in legal expenses required for the formation and initial financing of the Company.

          Research and Development. Research and Development expenses were $41,259 for the period from February 7 to December 31, 1997.

          Nine Months Ended September 30, 1998 (Unaudited)

          The first nine months of 1998 saw the Company dramatically increase infrastructure and employees from three people at the beginning to 14 people by June 30, 1998 and 25 by the period end. Nearly all of these employees were engineers associated with the Company's research and development process. Beginning in July 1998 and consummating August 1998, the Company acquired substantially all of the common stock of TechnoVision Communications, Inc. The results of operations for the period ended September 30, 1998 include the operations of TechnoVision Communications, Inc. for the period from June 30 to September 30, 1998.

          Sales. Sales for the period ended September 30, 1998 were $280,484, comprised principally of the sale of TeraConference(TM) product. The Company anticipates that sales will increase dramatically in the third and fourth quarter of 1999 as a result of the introduction of new products such as the fingerprint Scanner and TeraCom and the enhancement of other existing products.

          Cost of Sales. Costs of sales for the period ended September 30, 1998 was $216,806. Cost of sales going forward will increase in proportion to any increase in sales.

          General and Administrative. General and administrative, legal and consulting expenses for the nine months ending September 30, 1998 were $1,680,870. This amount includes $525,264 in amortized goodwill resulting from the acquisition of TechnoVision Communications, Inc. and ISG Acquisition LLC. This reflects also the additional support that has been necessary for the increased administrative activity in research and development and administration of the public company status that was achieved late last year. Management feels that this figure will continue to grow significantly in the last quarter of the year as well as 1999 as a result of the acquisition of TechnoVision and the additional resources necessary to prepare for the introduction of the Company's products to the marketplace.

          Research and Development. Research and development expenses grew to $1,011,776 during the first nine months of 1998 from the $41,259 expensed in fiscal 1997. This substantial increase indicates personnel and management's focus in completing the development of the Company's TeraCom product. This category will continue to be the priority of the Company and is expected to continue to grow in the last quarter of 1998. Research and development expenses will be higher in the last quarter as the engineering team was not complete until the third month of 1998. In addition, the team continues to grow as more development targets are identified and customers start to add on specific product requirements for expected shipments.

          Selling. Selling expenditure for the period totaled $119,236. This reflects the starting efforts of the Company in introducing the products into the marketplace. This category will increase dramatically over the next six to nine months as the Company rolls-out its complete product line.

Liquidity and Capital Resources

          Since its inception, the Company has financed its formation and operations primarily through the sale of equity securities and convertible debt. During 1998, the Company completed the sale of 900,000 shares of its common stock for $900,000, of which $90,000 was received before December 31, 1997. In May 1998, the Company raised an additional $150,000 upon the sale of a convertible debenture. The debenture was converted into 100,000 shares of common stock in October of 1998 with a forfeiture of interest payable. During September of 1998 the Company received a share subscription for $74,375 and issued convertible debentures totaling $850,000. Consequently, from inception to September 1998, the Company had raised as an aggregate of $1,055,375 in cash through share subscriptions net of costs and $1,000,000 in convertible debentures. Subsequent to September 30, 1998 the Company received net aggregate proceeds of $5,946,893 from the sale of additional securities.

          As of September 30, 1998, the Company had cash and cash equivalents totaling $500,052 and a working capital deficit of $(1,164,367). The Company expects cash flows from operating activities to continue to be slightly negative as increases in sales are offset by increases in general and administrative expenses necessary to complete the Company's infrastructure and product development and rollout.

          In July 1998, the Company acquired ISG Acquisition LLC for $251,000, including assumption of certain liabilities of which $43,800 remained unpaid at February 11, 1999. The Company expects to pay the balance in full during the first quarter of 1999. During the period ended September 30, 1998, the Company acquired substantially all of the outstanding common stock of TechnoVision Communications, Inc. TechnoVision Communications, Inc. was operating at a loss, and is not expected to enhance operating income. Effective November 1, 1998, the Company acquired Design Analysis Associates, Inc., which had two core businesses: high technology design engineering and the manufacture of water monitoring products under the WATERLOG(TM) label. Pursuant to an agreement dated December 18, 1998, the Company sold the assets associated with the WATERLOG(TM) division to the former shareholder of Design Analysis Associates, Inc. The acquisition of Design Analysis Associates, Inc. provided the Company with cash of approximately $375,000 and revenues from the sale of WATERLOG(TM) products for the period from November 1, 1998 to December 18, 1998. The Company does not expect the high tech design engineering division to contribute significantly to cash flows over the next six to twelve months.

          Because of the Company's cash flow position, the Company has not had any significant discussions with commercial lenders. Historically, the Company has secured some financing through equipment lease financing. The Company may seek additional equipment financing in the future provided cash flows are adequate to service the lease payments. The Company has secured equipment lease financing in the past from Alliance Leasing. Alliance Leasing is currently in bankruptcy and under investigation by the SEC. The Company has been subpoenaed for its records relating to its transactions with Alliance Leasing. The Company is not presently a target of the investigation, and denies any wrongdoing in connection with the Alliance Leasing transaction.

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of January 15, 1999 (a) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (b) by each of the Company's directors, and
(c) by all officers and directors of the Company as a group. Except as provided below, each person's address is c/o TeraGlobal Communications Corp., 225 Broadway Street, San Diego, California 92101.


   Name and Address of Beneficial         Amount and Nature of
                Owner                       Beneficial Owner             Percentage of Class
------------------------------------  -----------------------------  -----------------------------
Paul Cox                                       6,525,450                         40.7%

Grant K. Holcomb                               1,424,550(1)                       8.7%

David Fann                                     1,300,000(1)                       8.0%

Issa Nakhleh                                      61,850(2)                       0.4%

All Executive Officers and
Directors (four persons)                       9,313,850(3)                      56.0%


----------------

(1) Includes 300,000 shares issuable upon the exercise of outstanding stock options.
(2) Includes 10,600 shares issuable upon the exercise of outstanding stock options.
(3) Includes 610,600 shares issuable upon the exercise of outstanding stock options.

                                   MANAGEMENT

Directors , Executive Officers, Promoters and Control Persons

          The following table sets forth certain information with respect to the Company's directors and executive officers.


          Name                     Age                     Position
---------------------------   --------------    -------------------------------------

Paul Cox                            35          Chairman of the Board and President

David Fann                          44          Director and Chief Executive Officer

Grant Holcomb                       39          Director, Chief Technical Officer and
                                                Secretary

Issa Nakhleh                        36          Chief Financial Officer

          Paul Cox has been Chairman of the Board and President of the Company since its incorporation. He founded and became the President of ATI Access Technologies Inc. in 1996 and Video Stream Inc. in February of 1997. In 1995, Mr. Cox was the President and a shareholder of International Video Conferencing, Inc., a provider of video conferencing facilities, and had earlier been an Associate with Pierce Scraper, where he advised clients on commercial investments. In 1994, he was a Senior Analyst with Colliers International, a commercial real estate leasing and advisory firm. Prior to 1994, Mr. Cox practiced commercial and residential mortgage administration with Canada Trust. Mr. Cox holds a B.A. in International Relations and Economics from the University of British Columbia.

          David Fann is the Chief Executive Officer and a Director of the Company since September 1998. He has been the President of TechnoVision, Inc., a subsidiary of the Company, since Nov. 1995. From February 1995 to October 1995, Mr. Fann served as Vice President of Sales and Marketing for Quadraplex, a video conferencing company. He co-founded Totally Automated Systems Communications in January 1993 and served as Vice President of that company from January 1993 until January 1995. From January 1987 to December 1992, he served as Operations Officer for Networks, Inc. From January 1982 to December 1986, Mr. Fann was Regional Manager for Famous Furniture Rentals.

          Grant Holcomb has been a director and the Chief Technical Officer and Secretary of the Company since December 1997. Mr. Holcomb was the founder and President of Interactive Solution Group, Inc., where he developed user intraface applications for some of the core technologies currently utilized by the Company, from July 1996 until November of 1997. Mr. Holcomb worked as Vice President of Research and Development at Multimedia Design Corporation from July 1991 to April 1996. He served in the United States Marine Corps as an Operations and Commanding Officer in Operations Desert Shield and Desert Storm from August 1990 to April 1991. From August 1987 to August 1990, he served as an instructor of Electrical Engineering and Digital Logic and Microprocessors at the U.S. Naval Academy. Mr. Holcomb holds a Bachelor of Science degree in Electrical Engineering from The Citadel and has completed his academic requirements for his Masters of Science degree in Electrical Engineering from The Naval Postgraduate School.

          Issa Nakhleh has been the Chief Financial Officer of the Company since June 1998. From November 1995 to May 1996, Mr. Nakhleh was a consultant with European Acquisition Capital, a subsidiary of Enskildia Banken of Sweden. From July 1995 until October 1995, he was associated with NatWest Ventures, a subsidiary of the NatWest Banking Group, the second largest venture capital company in the United Kingdom. With NatWest, he prepared a detailed statistical analysis of 250 investments totaling $500 million. In June 1995, Mr. Nakhleh obtained his MBA (Distinction) from the University of Warwick, Coventry, England. From April 1992 to July 1994, he held an associate position within a public accounting firm advising primarily on corporate finance and corporate governance for public companies. From June 1990 to March 1992, Mr. Nakhleh served as Vice President, Finance and Administration, for a video and audio storage products manufacturer. From 1987 to 1990, he served as controller for a lighting products manufacturer. In 1989, Mr. Nakhleh obtained his professional accounting designation from the Certified General Accountants Association of Canada.

          All directors hold office until the next annual meeting of stockholders and until their successors are elected. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

          The compensation and benefits program of the Company is designed to attract, retain and motivate employees to operate and manage the Company for the best interests of its constituents.

          Executive compensation is designed to provide incentives for those senior members of management who bear responsibility for the Company's goals and achievements. The compensation philosophy is based on a base salary, with opportunity for significant bonuses to reward outstanding performance, and a stock option program.

Executive Officer Compensation

          The Company did not pay any of its officers or directors in excess of $100,000 for the fiscal year ended December 31, 1997. Paul Cox, the Company's Chief Executive Officer from October 31 through December 31, 1997 received cash compensation of $94,488. He did not receive any other compensation.

Employment Agreements

          The Company has entered into Employment Agreements with each of Messrs. Paul Cox, David Fann and Grant Holcomb effective as of September 30, 1998. Pursuant to the Agreements, Paul Cox will serve as President of the Company, David Fann will serve as Chief Executive Officer of the Company and Grant Holcomb will serve as Chief

Technology Officer of the Company. The Agreements provide for a base annual salary of $162,000 per annum, or a higher amount as the Board of Directors may determine.

          In addition to base salary, Messrs. Fann, Cox and Holcomb are eligible for bonuses under certain conditions. Both Messrs. Fann and Holcomb are eligible for stock option grants under the Company's 1997 Stock Option Plan and all other profit sharing or bonus plans generally available to Company officers.

          The Agreements expire on September 30, 2002. In the event the executives are terminated by the Company without cause, the executives will receive the salary remaining through the end of the term of the Employment Agreement, and continuation of certain employee benefits.

1997 Stock Option Plan

          The Company's 1997 Stock Option Plan (the "1997 Plan") authorizes the Company to grant to its directors, officers and key employees qualified and non-qualified stock options to purchase shares of the Company's Common Stock. At September 30, 1998, 1,500,000 shares were reserved for issuance under the 1997 Plan of which 1,159,575 were subject to outstanding options and 340,825 remained available for future grants. The Board of Directors or the Compensation Committee of the Board of Directors (the "Committee") administers the 1997 Plan. The Committee selects the recipients to whom options are granted and determines the number of shares to be awarded. Options granted pursuant to the 1997 Plan are exercisable at a price determined by the Committee at the time of the grant, but in no event will the option price be lower than the fair market value of the Common Stock on the date of the grant. Options become exercisable at such times and in such installments (which may be cumulative) as the Committee provides in the terms of each individual option agreement. In general, the Committee is given broad discretion to issue options in exchange and to accept a wide variety of consideration (including shares of Common Stock of the Company, promissory notes, or unexercised options) in payment for the exercise price of stock options.

Director Compensation

          Directors currently receive no compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors.

Certain Relationships and Related Transactions

          The Company's predecessor was formed in February 1997 under name Video Stream, Inc. under the Canadian Corporations Act. Video Stream Inc. was founded to perform research and development on various connectivity solutions and went on to develop specialty communications technology hardware and services. In October 1997, Video Stream, Inc. was merged with and into Triple "D" Court, a Wyoming corporation, with the shareholders of Video Stream, Inc., Paul Cox and Grant Holcomb, gaining control of the combined entity. Triple "D" Court was a publicly traded shell corporation, with no operations, whose shares were traded on the OTC Bulletin Board maintained by NASDAQ. Following the consummation of the merger the surviving entity changed its name to Video Stream International, Inc. Effective September 1998, the Company officially changed its name to "TeraGlobal Communications Corp."

          TechnoVision Communications, Inc. ("TechnoVision") was founded in November of 1995 by David Fann, its President and a director of TechnoVision. Pursuant to an exchange offer which concluded August 10, 1998, the Company acquired 99.1% of the outstanding Common Stock of TechnoVision from its stockholders on the basis of one share of the Company's stock for every two shares of TechnoVision stock exchanged. Mr. Fann is an officer and director of TechnoVision and was at the time of the Exchange Offer.

          The Company acquired from Interactive Solutions Group, Inc. all of the membership interests in ISG Acquisition, LLC, a Delaware limited liability company wholly owned by Interactive Solutions Group pursuant to a Purchase Agreement in July 1998. ISG Acquisition holds substantially all of the intellectual property assets of Interactive Solutions Group related to the network and multimedia products and technologies. The interest in ISG Acquisition was acquired by the Company in exchange for the forgiveness of a loan of $160,000 and the assumption of liabilities of ISG Acquisition up to $91,000, for a total purchase price of $251,000. Interactive Solutions Group was formed on July 15, 1996 by Grant Holcomb, its President. Mr. Holcomb is an officer and director of the Company, and was at the time of the acquisition of Interactive Solutions Group.

          During 1997 and 1998, Grant Holcomb, a current officer and director of the Company, provided consulting services for the Company relating to software development and hardware requirements in connection with the development of the TeraCom product and related technologies. The Company paid Mr. Holcomb $10,000 in the year ended December 31, 1997 and for the nine month period ended September 30, 1998. In addition, Mr. Holcomb provided consulting services with TechnoVision in connection with the development of the TeraConference(TM) technology. TechnoVision paid Mr. Holcomb approximately $30,000 in the year ended December 31, 1997 and $20,000 in the six month period ended June 30, 1998. During 1998, TechnoVision loaned an aggregate of $56,500 to Grant Holcomb. The loans are evidenced by promissory notes, payable on or before June 1, 1999, bearing interest at 8% per annum.

                           DESCRIPTION OF SECURITIES

Common Stock

          The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which 15,210,356 were outstanding at January 15, 1999. At January 15, 1999 there were approximately 263 registered shareholders, one of which is a clearing house holding the shares for a number of beneficial holders. Holders of Common Stock are entitled to dividends, pro rata, when, as and if declared by the Board of Directors out of funds available therefor. Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities. Holders of Common Stock are not granted any preemptive, subscription, redemption rights or registration rights. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

          The Company is authorized to issue 100,000 shares of Preferred Stock, $1.00 par value, of which no shares are currently outstanding. Holders of Preferred Stock are not entitled to any voting rights. In all other respects, the rights and preferences of the Preferred Stock are equivalent to those of the Common Stock. The Company does not currently have any plans or arrangements to issue any Preferred Stock.

                                     PART II

Market Price of Dividends All of The Registrant's Common Equity and Other Shareholder Matters

          The Company's Common Stock is traded on the OTC Bulletin Board maintained by NASDAQ under the symbol "TGCC." The following table sets forth, for the fiscal period indicated, the high and low closing bid prices for the Common Stock as reported on the NASDAQ Bulletin Board. The quotations for the Common Stock traded on the NASDAQ Bulletin Board may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                                       High                    Low
                                                                  ----------------        -------------
Fiscal 1997
    November 1, 1997 to December 31, 1997                              1.42                    1.30

Fiscal 1998
    First Quarter                                                      1.44                    0.81
    Second Quarter                                                     6.63                    1.03
    Third Quarter                                                      5.13                    3.06
    Fourth Quarter                                                     4.75                    3.00

Fiscal 1999
    First Quarter to the date of this document                         9.50                    3.50

Dividend Policy

          The Company has never declared or paid cash dividends on its Common Stock. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

Litigation

          The Company has been named in a securities class action lawsuit filed by two former TechnoVision shareholders on July 15, 1998 in Los Angeles County Superior Court, case number SC053400. The Complaint names the Company, TechnoVision, Grey Venture Capital, Inc. and certain present and former officers and employees of each as defendants. The Complaint alleges that the Company, TechnoVision and Grey Venture Capital, Inc. each conspired and engaged in fraudulent and deceptive sales practices in connection with TechnoVision's private placement of securities in an offering conducted by Grey Venture Capital, Inc. from November 1997 through May 1998. TechnoVision entered into a relationship with Grey Venture Capital, Inc. in 1997. Under the terms of the relationship Grey Venture formed an investment partnership. One-half of the proceeds raised by the investment partnership was invested in TechnoVision Common Stock. TechnoVision terminated the relationship with Grey Venture Capital, Inc. in May 1998. The Complaint as originally filed stated causes of action for breach of fiduciary duties, intentional misrepresentation and fraudulent concealment, negligent misrepresentation, violation of California securities laws, unfair trade practices, negligence, RICO violations conversion and conspiracy. The Company demurred to all causes of action in the Complaint with the exception of negligent misrepresentation. The demurrer was sustained without leave to amend as to the violation of California securities laws, unfair trade practices and RICO violations, causes of action, and sustained with leave to amend as to the remaining causes of action. The Complaint was amended to state causes of action for breach of fiduciary duty, intentional misrepresentation and fraudulent concealment, negligent misrepresentation, conversion and conspiracy. In addition, plaintiff's counsel has indicated that he will replead causes of action for violation of California securities laws. The Company intends to demurrer again with respect to substantially all of the remaining causes of action. The Complaint seeks damages in an amount to be proved. The Company denies any involvement or wrongdoing in connection with the private placement and intends to vigorously defend the lawsuit.

          TechnoVision, along with David Fann its President, has been sued by Darryl Spangler, a shareholder in TechnoVision for breach of contract, misrepresentation and fraud, and breach of fiduciary duty. The Complaint, originally filed in January 1998, has been amended twice and split into two separate Complaints, stating causes of action for breach of fiduciary duty in a derivative claim in one instance and breach of contract and fraud in the second instance. The action is before the California Superior Court for the County of San Diego under case numbers 717275 and 724427. The Complaint arises out of a settlement agreement entered into between TechnoVision and Mr. Spangler. Under the terms of the Settlement Agreement, Mr. Spangler was given 750,000 shares of TechnoVision's Common Stock, which are subject to a repurchase option in favor of TechnoVision. The Complaint alleges that TechnoVision fraudulently induced Mr. Spangler to enter into the Settlement Agreement. The Complaint seeks to invalidate the Settlement Agreement, cause TechnoVision to issue to Mr. Spangler 2,000,000 shares of Common Stock, invalidate the repurchase option and pay damages. The Company denies any wrongdoing and intends to vigorously defend the lawsuit.

Changes in and Disagreements with Accountants

          The Company has not had any changes in or disagreements with Accountants since inception.

Recent Sales of Unregistered Securities

          The Company was incorporated on August 13, 1987 in the state of Wyoming with an initial share allocation of 55 shares. These shares have been forward split twice. In March of 1994 these shares were forward split on a ratio of 2000 for 1. This resulted in an outstanding share total of 110,000. In July of 1994 another forward split on a ratio of 20 for 1 was completed resulting in a total outstanding of 2,200,000.

          In October of 1997, the Company issued 7,650,000 shares for the acquisition of Video Stream, Inc., a Canadian Corporation in reliance on
Section 4(2) of the Securities Act of 1933 (the "Act"). These shares were issued to the principals of Video Stream, Inc. in a share exchange. Paul Cox and Grant Holcomb received 6,524,450 and 1,124,550 shares, respectively, in exchange for their shareholdings in Video Stream, Inc.

          In December of 1997, the Company completed a private placement for 500,000 shares to two unaffiliated third parties in reliance on Rule 504 of Regulation D under the Act ("Rule 504"). The proceeds from this placement were $100,000.

          In June of 1998, the Company completed a private placement for 900,000 shares to four unaffiliated third parties in reliance on Rule 504. The proceeds from this placement were $900,000.

          In May of 1998, the Company issued a convertible debenture to an unaffiliated third party accredited investor raising $150,000 in reliance on
Section 4(2) of the Act. The debenture is convertible into 100,000 shares. The holder requested the conversion of this debenture and the Company issued these shares in October 1998.

          In August of 1998, the Company completed the acquisition of TechnoVision Communications, Inc., a Georgia corporation, via a share exchange in reliance on Rule 506 of Regulation D under the Act. All TechnoVision shareholders were offered one share in the Company in exchange for two shares in TechnoVision, except for a founding shareholder whom accepted a earlier offer from the Company for his 2,000,000 shares in TechnoVision. At closing on August 10, 1998, the Company had received by tender 99.1% of the outstanding shares in TechnoVision from approximately 240 TechnoVision shareholders.

          In September of 1998, the Company issued 17,500 shares of Common Stock to a family member of David Fann, who was an accredited investor, for $74,375 in reliance on Section 4(2) of the Act.

          In transactions occurring in October and December of 1998, the Company acquired Design Analysis Associates Inc of Logan Utah for 250,000 shares of the Company's Common Stock, paid to the sole shareholder of Design Analysis Associates, the William I. Fletcher Family Trust, an accredited investor, in reliance on Section 4(2) of the Act.

          In October of 1998, the Company completed the sale to an accredited investor of a convertible debenture raising $475,000 in reliance on Section 4(2) of the Act. The term note is for 2 years and earns interest at 9%. The conversion price is $4.00 per share.

          In transactions in September of 1998 through January 1999 the Company issued convertible debentures to 10 unaffiliated third parties raising $675,000 in reliance on Section 4(2) of the Act. The note is for 2 years and earns interest at 9%. The conversion price is $4.25 per share. Each investor was an accredited investor.

          In January and February 1999, the Company received $6,821,893 from unaffiliated third parties in subscriptions for the issuance of 2,598,816 common shares in reliance on Rule 506. Each investor was an accredited investor. Court Capital acted as placement agent for $5,327,201 of this offering and received aggregate cash compensation of $106,544 and 81,176 shares of common stock of the Company.

          During January 1999, the Company issued 27,100 common shares as a result of the exercising of stock options by a former employee of the Company at an exercise price of $1.50, raising $40,650.

Indemnification of Directors and Officers

          Article VII of the Company's Bylaws provides that the Company shall indemnify each of its directors against any claim or liability incurred by the director by reason of his being a director of the Company, except for a claim or liability arising from a director's own negligence or willful misconduct.

          Under the Wyoming General Corporation Law, the Company may indemnify any of its directors who is a party to a proceeding because he is a director against liability incurred in the proceeding if (1) he acted in good faith, (2) he reasonably believed that his conduct was not opposed to the Company's best interests and, (3) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The Company may not indemnify a director in connection with a proceeding by or in the name of the Company, except for reasonable expenses incurred by the director in connection with the proceeding, and only if the director has met the standard of conduct set forth in the previous sentence. Further, the Company may not indemnify a director to the extent he received an improper financial benefit as a result of his conduct.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

          TeraGlobal Communications Corp Audited Consolidated Financial Statements to December 31, 1997 and Unaudited Consolidated Financial Statements to September 30, 1998

          TechnoVision Communications, Inc. Audited Financial Statements to December 31, 1997

          TechnoVision Communications, Inc. Audited Financial Statements to December 31, 1996

          Design Analysis Associates, Inc. Audited Financial Statements to December 31, 1997

          Design Analysis Associates, Inc. Audited Financial Statements to December 31, 1996

                         TERAGLOBAL COMMUNICATIONS CORP.
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE PERIOD FROM FEBRUARY 7, 1997
                      (INCEPTION) TO DECEMBER 31, 1997 AND
                            FOR THE NINE MONTHS ENDED
                         SEPTEMBER 30, 1998 (UNAUDITED)

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                                        CONTENTS
                                                               December 31, 1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                                      Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                     F-1

FINANCIAL STATEMENTS

       Consolidated Balance Sheets                                  F-2 - F-3

       Consolidated Statements of Operations                           F-4

       Consolidated Statements of Shareholders' Equity (Deficit)       F-5

       Consolidated Statements of Cash Flows                        F-6 - F-7

       Notes to Consolidated Financial Statements                   F-8 - F-22


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
TeraGlobal Communications Corp.

We have audited the accompanying consolidated balance sheet of TeraGlobal Communications Corp. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the period from February 7, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TeraGlobal Communications Corp. and subsidiaries as of December 31, 1997, and the consolidated results of their operations and their consolidated cash flows for the period from February 7, 1997 (inception) to December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of $335,535 during the period from February 7, 1997 (inception) to December 31, 1997, and, as of that date, the Company's current liabilities exceeded its current assets by $154,311, its total liabilities exceed its total assets by $134,874, and it had negative cash flows from operations of $211,068. In addition, the Company is involved in certain litigation in which the outcome is uncertain as discussed in Note 7. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
July 17, 1998

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
                            December 31, 1997 and September 30, 1998 (unaudited)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                      ASSETS

                                                                                  December 31,          September 30,
                                                                                      1997                  1998
                                                                                ----------------      ----------------
                                                                                                        (unaudited)
Current assets
   Cash and cash equivalents                                                    $        27,705       $        500,052
   Accounts receivable                                                                        -                 43,193
   Note receivable - related party                                                            -                 56,500
   Inventory                                                                                  -                 38,641
   Prepaid expenses and other current assets, including $4,351
     and $1,900 (unaudited) from a related party                                         10,882                204,073
                                                                                ----------------      ----------------

       Total current assets                                                              38,587                842,459

Furniture and equipment, net                                                             19,437              1,222,740
Excess of cost over fair value of net assets acquired, net of
   accumulated amortization of $0 and $525,264 (unaudited)                                    -             15,232,651
                                                                                ---------------       ----------------

           Total assets                                                         $        58,024       $     17,297,850
                                                                                ---------------       ----------------
                                                                                ---------------       ----------------

   The accompanying notes are an integral part of these financial statements.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEETS (Continued)
                            December 31, 1997 and September 30, 1998 (unaudited)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                  December 31,          September 30,
                                                                                      1997                  1998
                                                                                                         (unaudited)
                                                                                ----------------    -------------------
Current liabilities
   Accounts payable, including $84,000 and $113,250 (unaudited)
     to a related party                                                         $       111,819     $        756,788
   Short-term loans                                                                      77,583              192,896
   Convertible promissory note                                                                -              127,500
   Accrued expenses, including $0 and $113,086 (unaudited)
     to a related party                                                                   3,496              171,886
   Notes payable                                                                              -               66,508
   Current portion of note payable - related party                                            -              150,000
   Current portion of capitalized lease obligations                                           -              541,248
                                                                                ---------------    -----------------

       Total current liabilities                                                        192,898            2,006,826

Convertible promissory notes                                                                  -              850,000
Note payable - related party, less current portion                                            -              209,460
Capitalized lease obligations, less current portion                                           -              773,761
                                                                                ---------------    -----------------

         Total liabilities                                                              192,898            3,840,047
                                                                                ---------------    -----------------

Commitments and contingencies

Shareholders' equity (deficit)
   Preferred stock, $1.00 par value, no voting rights
     100,000 shares authorized
     no shares issued and outstanding                                                         -                    -
   Common stock, $0.001 par value
     50,000,000 shares authorized, 9,850,000 and
     14,805,756 (unaudited) shares issued and outstanding                                 9,850               14,806
   Additional paid-in capital                                                            55,890           16,588,367
   Common stock subscribed                                                              190,000               74,375
   Accumulated deficit                                                                 (391,480)          (3,218,513)
   Cumulative foreign currency translation adjustment                                       866               (1,232)
                                                                                ---------------    -----------------

       Total shareholders' equity (deficit)                                            (134,874)          13,457,803
                                                                                ---------------    -----------------

         Total liabilities and shareholders' equity (deficit)                   $        58,024    $      17,297,850
                                                                                ---------------    -----------------
                                                                                ---------------    -----------------

   The accompanying notes are an integral part of these financial statements.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                   December 31,            September 30,            September 30,
                                                                       1997                   1998                     1997
                                                                                            (unaudited)             (unaudited)
                                                                ----------------         ----------------        ----------------
Net sales                                                       $              -         $       280,484         $            -

Cost of sales                                                                  -                 216,806                      -


Gross profit                                                                   -                  63,678                      -


Operating expenses
     Legal                                                                67,463                 189,684                      -
     General and administrative                                          130,237               1,407,936                 84,035
     Selling                                                                   -                 119,236                      -
     Research and development                                             41,259               1,011,776                  9,795
     Consulting, related party                                            94,488                  83,250                 44,050
                                                                ----------------          ---------------      ----------------

         Total operating expenses                                        333,447               2,811,882                137,880
                                                                ----------------          ---------------      ----------------

Loss from operations                                                    (333,447)             (2,748,204)              (137,880)
                                                                ----------------          ---------------      ----------------

Other income (expense)
     Interest income                                                         754                     894                   577
     Interest expense                                                     (3,601)                (80,702)                    -
     Other income                                                            759                       -                     -
                                                                ----------------          ---------------      ----------------

         Total other income (expense)                                     (2,088)                (79,808)                  577
                                                                ----------------          ---------------      ----------------

Net loss before minority interest                                       (335,535)             (2,828,012)             (137,303)

Minority interest in loss of subsidiary                                        -                     979                     -
                                                                ----------------          ---------------      ----------------

Net loss                                                                (335,535)             (2,827,033)             (137,303)
                                                                ----------------          ---------------      ----------------
                                                                ----------------          ---------------      ----------------

Basic loss per share                                            $          (0.09)         $        (0.25)      $         (0.06)
                                                                ----------------          ---------------      ----------------
                                                                ----------------          ---------------      ----------------

Weighted-average common shares outstanding                             3,627,064              11,367,009             2,200,000
                                                                ----------------          ---------------      ----------------
                                                                ----------------          ---------------      ----------------


   The accompanying notes are an integral part of these financial statements.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 (unaudited)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                                              Common Stock            Additional         Common
                                                                      --------------------------        Paid-In          Stock
                                                                          Shares         Amount         Capital        Subscribed
                                                                      -------------   ----------     ------------     ------------
Balance, February 7, 1997                                                2,200,000    $    2,200     $     (2,200)     $         -
Common stock issued by Video Stream, Inc. for services
   rendered - related party                                                                                 9,795
Common stock issued by Video Stream, Inc. for stock
   dividend - related party                                                                                69,930
Cancellation of common stock issued by
   Video Stream, Inc. for stock dividend                                                                  (13,985)
Reverse merger
   Shares issued for the acquisition of Video Stream, Inc.               7,650,000         7,650           (7,650)
Common stock subscribed                                                                                                    190,000
Change in cumulative translation adjustment
Net loss
                                                                       ------------   -----------     ------------    ------------

Balance, December 31, 1997                                               9,850,000         9,850            55,890         190,000
Common stock issued (unaudited)                                          1,210,000         1,210           789,790
Common stock subscribed (unaudited)                                                                                         74,375
Common stock issued for acquisition of
   TechnoVision Communications, Inc. (unaudited)                         3,555,756         3,556        15,552,877
Issuance of common stock subscribed (unaudited)                            190,000           190           189,810        (190,000)
Change in cumulative translation adjustment (unaudited)
Net loss (unaudited)
                                                                       ------------   -----------     ------------    ------------

     Balance, September 30, 1998 (unaudited)                            14,805,756    $   14,806   $    16,588,367     $    74,375
                                                                       ------------   -----------     ------------    ------------
                                                                       ------------   -----------     ------------    ------------


                                                                                          Cumulative
                                                                                           Foreign
                                                                                           Currency
                                                                        Accumulated       Translation
                                                                          Deficit         Adjustment           Total
                                                                       ------------     --------------     ------------
Balance, February 7, 1997                                              $          -     $            -     $          -
Common stock issued by Video Stream, Inc. for services
   rendered - related party                                                                                       9,795
Common stock issued by Video Stream, Inc. for stock
   dividend - related party                                                 (69,930)                                  -
Cancellation of common stock issued by
   Video Stream, Inc. for stock dividend                                     13,985                                   -
Reverse merger
   Shares issued for the acquisition of Video Stream, Inc.                                                            -
Common stock subscribed                                                                                         190,000
Change in cumulative translation adjustment                                                       866               866
Net loss                                                                   (335,535)                           (335,535)
                                                                       -------------    --------------     -------------

Balance, December 31, 1997                                                 (391,480)              866          (134,874)
Common stock issued (unaudited)                                                                                 791,000
Common stock subscribed (unaudited)                                                                              74,375
Common stock issued for acquisition of
   TechnoVision Communications, Inc. (unaudited)                                                             15,556,433
Issuance of common stock subscribed (unaudited)                                                                       -
Change in cumulative translation adjustment (unaudited)                                        (2,098)           (2,098)
Net loss (unaudited)                                                     (2,827,033)                         (2,827,033)
                                                                       -------------    --------------      -------------

     Balance, September 30, 1998 (unaudited)                           $ (3,218,513)    $      (1,232)      $13,457,803
                                                                       -------------    --------------      -------------
                                                                       -------------    --------------      -------------


   The accompanying notes are an integral part of these financial statements.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine months Ended September 30, 1998 and 1997 (unaudited)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    December 31,      September 30,    September 30,
                                                                        1997              1998             1997
                                                                 ----------------   ---------------   ---------------
                                                                                      (unaudited)      (unaudited)
Cash flows from operating activities
   Net loss                                                       $     (335,535)    $  (2,827,033)     $   (137,303)
   Adjustments to reconcile net loss to net cash
     used in operating activities
       Depreciation                                                        4,860            67,116                 -
       Amortization of goodwill                                                -           525,264                 -
       Minority interest                                                       -              (979)                -
       Issuance of stock by Video Stream, Inc. to
         related party for services rendered                               9,795                 -             9,795
   (Increase) decrease in
     Accounts receivable                                                       -           212,608            (2,797)
     Prepaid expenses and other current assets                            (5,503)            2,615                 -
     Inventory                                                                 -            (4,523)                -
   Increase (decrease) in
     Accounts payable                                                    111,819           823,263            62,922
     Accrued expenses                                                      3,496           (81,810)                -
                                                                 ----------------   ---------------   ---------------

Net cash used in operating activities                                   (211,068)       (1,283,479)          (67,383)
                                                                 ----------------   ---------------   ---------------

Cash flows from investing activities
   Acquisition of ISG membership interests                                     -          (105,800)                -
   Acquisition of ATI Access Technologies, Inc.                                1                 -                 1
   Purchase of furniture and equipment                                      (854)           (3,929)                -
   Acquisition of TechnoVision Communications cash                             -            54,629                 -
                                                                 ----------------   ---------------   ---------------

Net cash provided by (used in) investing activities                         (853)          (55,100)                1
                                                                 ----------------   ---------------   ---------------

Cash flows from financing activities
   Proceeds from short-term loan                                          69,920           127,338            91,566
   Payments on notes payable                                                   -           (85,667)                -
   Payments on short-term loan                                           (69,920)          (12,025)          (24,297)
   Proceeds from loan from affiliate                                      48,760                 -                 -
   Proceeds from common stock subscription                               190,000            74,375                 -
   Payments on capital leases                                                  -           (59,497)                -
   Proceeds from common stock issuance                                         -           791,000                 -
   Proceeds from convertible promissory notes                                  -           977,500                 -
                                                                 ----------------   ---------------   ---------------

Net cash provided by financing activities                                238,760         1,813,024            67,269
                                                                 ----------------   ---------------   ---------------

   The accompanying notes are an integral part of these financial statements.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine months Ended September 30, 1998 and 1997 (unaudited)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                   December 31,         September 30,        September 30,
                                                                       1997                 1998                  1997
                                                                ----------------      ---------------      ----------------
                                                                                        (unaudited)           (unaudited)
Cumulative translation adjustment                               $            866      $        (2,098)      $             -
                                                                ----------------      ---------------      ----------------

Net increase (decrease) in cash and cash
   equivalents                                                            27,705             (472,347)                 (113)

Cash and cash equivalents, beginning of period                                 -               27,705                     -
                                                                ----------------      ---------------      ----------------

Cash and cash equivalents (book overdraft), end
   of period                                                    $         27,705      $       500,052      $           (113)
                                                                ----------------      ---------------      ----------------
                                                                ----------------      ---------------      ----------------

Supplemental schedule of non-cash investing and financing activities
As discussed further in Note 8, during the period from February 7, 1997 (inception) to December 31, 1997, Video Stream, Inc. declared and issued a stock dividend of 100,000 shares of its common stock valued at $69,930. 80,000 of these shares, valued at $55,936, were issued to a current shareholder/officer and a former shareholder/officer of the Company. 20,000 shares, valued at $13,985, were issued to ATI Access Technologies, Inc. and were subsequently cancelled prior to December 31, 1997.

During the nine months ended September 30, 1998, the Company issued 190,000 shares valued at $190,000 that had been subscribed at December 31, 1997.











   The accompanying notes are an integral part of these financial statements.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF BUSINESS

          TeraGlobal Communications Corp. (a Wyoming corporation) and subsidiaries (the "Company") is engaged in the development of communications productivity solutions and multimedia (voice, video, image, and data) collaboration systems. Effective September 17, 1998, the Company changed its name from Video Stream International, Inc. to TeraGlobal Communications Corp.

          Canada, Inc. was formed under the laws of Canada on February 7, 1997 and subsequently changed its name to Video Stream, Inc. ("VSI") on April 25, 1997. On October 31, 1997, Triple "D" Court, Inc. ("Triple D") acquired all of the outstanding stock of VSI in exchange for an aggregate of 7,650,000 shares of newly issued common stock. For accounting purposes, the transaction has been treated as a recapitalization of VSI, with VSI as the accounting acquirer (reverse acquisition). The operations of Triple D have been included with those of the Company from the acquisition date. Triple D subsequently changed its name to TeraGlobal Communications Corp. Triple D was incorporated in Wyoming on February 7, 1997 and was a development stage enterprise from the date of incorporation until its acquisition of VSI. Triple D had no assets or liabilities at the date of the acquisition and did not have significant operations prior to the acquisition. Therefore, no pro forma information is presented.

          ATI Access Technologies, Inc.
          On December 11, 1997, VSI completed a merger with ATI Access Technologies, Inc. (previously B.C. LTD) ("ATI"), a Canadian company, whereby VSI purchased the net assets of ATI through the forgiveness of a short-term loan to ATI by VSI of $48,760 and payment of $1. The acquisition was accounted for in a manner similar to a pooling of interests. The assets acquired and the liabilities assumed were as follows:

          Note receivable                                     $          2,797
          Prepaids and other current assets                              2,582
          Furniture and equipment, at net book value                    23,443
          Short-term loan to VSI                                        48,760
                                                              ----------------

                      Total assets                                      77,582

                  Short-term loan                                      (77,583)

                           Purchase price                     $             (1)
                                                              ----------------
                                                              ----------------

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -  DESCRIPTION OF BUSINESS (Continued)

          Acquisitions
          During June 1998, the Company made an offer, pursuant to a confidential Private Placement Memorandum, an Exchange Offer letter, and related Letter of Transmittal, to shareholders of TechnoVision Communications, Inc. ("TechnoVision"), a Georgia company, to acquire all of the issued and outstanding common stock of TechnoVision. TechnoVision shareholders were offered one common share of the Company for every two common shares of TechnoVision tendered. Such offer originally expired on July 15, 1998, but was extended to August 7, 1998. At the date of this report, the Company believes that TechnoVision shareholders have tendered approximately 99% of the total issued and outstanding common shares of TechnoVision, and as a result, believes it has effective control of TechnoVision.

          The Company purchased the net assets of TechnoVision through the forgiveness of a short-term loan by TechnoVision to the Company of $334,884 and payment of $15,556,433 in common stock of the Company. The acquisition was accounted for by the purchase method. The assets acquired and the liabilities assumed were as follows:


                  Cash                                                         $     54,629
                  Accounts receivable                                               255,801
                  Prepaids and other current assets                                 195,806
                  Note receivable - related party                                    56,500
                  Inventory                                                          34,118
                  Furniture and equipment, at net book value                      1,266,490
                  Accounts payable                                                 (156,590)
                  Customer deposits                                                (105,000)
                  Notes payable                                                    (511,636)
                  Capital leases                                                 (1,374,505)
                  Minority interest                                                    (979)
                                                                               -------------

                      Total assets                                                 (285,366)

                  Excess of cost over fair value of net assets acquired          15,506,915
                                                                               -------------

                           Consideration                                       $ 15,221,549
                                                                               -------------
                                                                               -------------

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -  DESCRIPTION OF BUSINESS (Continued)

          Acquisitions (Continued)
          The information provided in the above table is based on TechnoVision's unaudited financial statements as of June 30, 1998. The consideration is based on the issuance of 3,555,756 shares for 99% of TechnoVision at the closing price for the Company's stock on August 10, 1998, the closing date of the acquisition, of $4.375 per share, reduced by the value of the forgiven short-term loan. The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over five years.

          Effective July 28, 1998, the Company acquired all of the membership interests in ISG Acquisition, LLC, a Delaware limited liability company wholly-owned by Interactive Solutions Group, in exchange for the forgiveness of a loan for $160,000 and the assumption of liabilities of ISG Acquisition, LLC up to $91,000 for a total purchase price of $251,000. The principal shareholder of Interactive Solutions Group was a director and officer of the Company at December 31, 1997 and September 31, 1998. The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over five years.


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis of Presentation
          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, during the period from February 7, 1997 (inception) to December 31, 1997, the Company incurred a net loss of $335,535, and as of that date, the Company's current liabilities exceeded its current assets by $154,311, its total liabilities exceed its total assets by $134,874, and it had negative cash flows from operations of $211,068. In addition, the Company is involved in certain litigation in which the outcome is uncertain as discussed in Note 7. These factors raise substantial doubt about the Company's ability to continue as a going concern.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Basis of Presentation (Continued)
          Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Successful completion of the Company's development program and its transition to the attainment of profitable operations is dependent upon the Company obtaining adequate debt and equity financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. In addition, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements and the success of its plans to sell its products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

          Management plans to obtain additional debt and equity financing. In addition, the Company believes that the acquisition of Design Analysis Associates, Inc. will bring a positive cash flow thereby reducing the monthly cash requirements of the consolidated Company. (See further discussion of the acquisition of Design Analysis Associates, Inc. in
          Note 12.)

          Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Principles of Consolidation
          The consolidated financial statements include the accounts of TeraGlobal Communications Corp. and its wholly-owned subsidiaries, ATI Access Technologies, Inc., TGC Acquisition, Inc., TeraGlobal Communications (Canada) Corporation, and TechnoVision Communications, Inc. All intercompany accounts and transactions have been eliminated.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Minority Interest
          The accompanying consolidated balance sheet as of September 30, 1998 does not reflect a minority interest liability as TechnoVision, on a stand-alone basis, had a shareholders' deficit as of that date. The accompanying consolidated statement of operations for the nine months ended September 30, 1998 reflects the minority interest's share of TechnoVision's losses for the two months since its acquisition only in the amount of minority interest recorded at the time of the acquisition of TechnoVision. The remainder of the minority interest's share of TechnoVision's losses for the two months since its acquisition is not reflected as the related accrual would result in the Company's recording of a minority interest receivable.

          Cash and Cash Equivalents
          For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

          Inventory
          Inventory is stated at the lower of cost or market. Cost is determined using specific identification and consists of raw materials.

          Furniture and Equipment
          Furniture and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over an estimated useful life of five years. Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the Company's accounts, and the gain or loss on dispositions, if any, is recognized in the statement of operations.

          Development Stage Enterprise
          During the nine months ended September 30, 1998, the Company ceased to be a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company's planned principal operations have commenced, and there have been significant revenues from those operations.

          Research and Development Costs
          Research and development costs are charged to expense as incurred.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Income Taxes
          The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes, if applicable, represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

          Earnings per Share
          During the period from February 7, 1997 (inception) to December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings per share are not presented for 1998 and 1997 because common stock equivalents are anti-dilutive.

          Recent Accounting Pronouncements

          The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for financial statements with fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS No. 130 to have a material effect, if any, on its financial position or results of operations.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Recent Accounting Pronouncements (Continued)
          The FASB issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," which is effective for financial statements with fiscal years beginning after December 31, 1997. This statement establishes standards for the way that public entities report selected information about operating segments, products, and services, geographic areas, and major customers in interim and annual financial reports. The Company does not expect adoption of SFAS No. 131 to have a material effect, if any, on its financial position or results of operations.

          Fair Value of Financial Instruments
          The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for short-term loans and notes payable also approximate fair value because current interest rates offered to the Company for short-term loans of similar maturities are substantially the same or the difference is immaterial.


NOTE 3 -  NOTE RECEIVABLE - RELATED PARTY

          The loans are to a current officer/director of the Company. The notes are due on or before June 1, 1999, bear interest at 8% per year, and are unsecured.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 4 -  FURNITURE AND EQUIPMENT

          Furniture and equipment consisted of the following:

                                                                   December 31,       September 30,
                                                                       1997               1998
                                                                 ---------------    ----------------
                                                                                       (unaudited)
                  Furniture and fixtures                         $             -    $         28,979
                  Office equipment                                           674               1,075
                  Computers and software                                  23,623           1,264,662
                                                                 ---------------    ----------------

                                                                          24,297           1,294,716
                  Less accumulated depreciation                            4,860              71,976
                                                                 ---------------    ----------------

                      Total                                      $        19,437    $      1,222,740
                                                                 ---------------    ----------------
                                                                 ---------------    ----------------

          Depreciation expense for the period from February 7, 1997 (inception) to December 31, 1997 and for the nine months ended September 30, 1998 was $4,860 and $67,116 (unaudited), respectively.


NOTE 5 -  SHORT-TERM LOANS

          Principal is due on demand and is unsecured. Amounts do not accrue interest.


NOTE 6 -  NOTES PAYABLE

          Notes payable at September 30, 1998 consisted of the following:

               Note payable to former officer/director and current shareholder, dated April 27, 1998, is non-interest bearing, and unsecured.
                  Monthly payments of $12,500 are required, and the note is due
                  in April 2001.                                                          $  359,460

               Notes payable with various dates to former employees are
                  unsecured, non-interest bearing, and are payable upon demand.               66,508
                                                                                          ----------

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



NOTE 6 - NOTES PAYABLE (Continued)

                                                             $        425,968
             Less current portion                                     216,508
                                                             ----------------
               Long term portion                             $        209,460
                                                             ----------------
                                                             ----------------

NOTE 7 -  CONVERTIBLE PROMISSORY NOTES

          On May 8, 1998, the Company entered into a Subscription Agreement and a 10.25% Convertible Subordinated Promissory Note (the "Note") for $150,000, and incurred offering costs of $22,500 in connection therewith. Principal and interest thereon are due on November 8, 1998 if the Note has not been converted prior to such date by either party to the Note. Otherwise, the remaining principal amount of this Note will automatically be converted to the Company's common stock on November 8, 1998. The conversion price applicable to this Note is $1.50. During July 1998, the Company received a notice of conversion from the lender and is in the process of facilitating the conversion.

          During September 1998, the Company entered into two convertible promissory notes. The first note is unsecured, bears interest at 9% per year, and is convertible upon issuance into shares of the Company's common stock at $4.00 per share. The principal is due on November 30, 2000, and interest is due annually. The Company has the right to call the note, with accrued interest, upon 30-days notification to the lender. At September 30, 1998, the Company had received $350,000 under this note.

          The second note is unsecured, bears interest at 9% per year, and is convertible upon issuance into shares of the Company's common stock at $4.25 per share. The principal is due on November 30, 2000, and interest is due annually. The Company has the right to call the note, with accrued interest, upon 30-days notification to the lender. At September 30, 1998, the Company had received $500,000 under this note.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 8 -  COMMITMENTS AND CONTINGENCIES

          Leases
          The Company leases certain facilities for its corporate offices under a month-to-month and a one year operating lease agreement. Rent expense was $9,506 and $113,912 (unaudited) for the period from February 7, 1997 (inception) to December 31, 1997 and for the nine months ended September 30, 1998, respectively.

          As discussed in Note 1, the Company assumed certain non-cancelable capital leases for computers and software as part of its acquisition of TechnoVision. Future minimum lease payments under non-cancelable capital leases with initial or remaining terms of one year or more at September 30, 1998 are as follows:

                   Year Ending                                                Capital
                  September 30,                                               Leases
                  -------------                                           ---------------
                      1999                                                $    1,110,707
                      2000                                                       796,704
                                                                          --------------

                                                                               1,907,411
                 Less amount representing interest                               592,402
                                                                          --------------

                                                                               1,315,009
                 Less current portion                                            541,248
                                                                          --------------
                       Long-term portion                                  $      773,761
                                                                          --------------
                                                                          --------------

         Of the total capital lease obligation of $1,315,009, $1,124,954 is owed to Alliance Leasing. Alliance Leasing has filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

         Leased capital assets included in furniture and equipment consisted of the following:

                                                                                 December 31,       September 30,
                                                                                     1997               1998
                                                                                ---------------    ----------------
                                                                                                      (unaudited)
                  Computers and software                                        $             -    $      1,185,221
                  Less accumulated amortization                                               -              71,577
                                                                                ---------------    ----------------

                      Total                                                     $             -    $      1,113,644
                                                                                ---------------    ----------------
                                                                                ---------------    ----------------

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 8 -  COMMITMENTS AND CONTINGENCIES (Continued)

          Litigation
          The Company has been named in a securities class action lawsuit filed by two former TechnoVision shareholders on July 15, 1998 in Los Angeles County Superior Court. The Compliant names the Company, TechnoVision, Grey Venture Capital, Inc., and certain present and former officers and employees of each as defendants. The Complaint alleges that the Company, TechnoVision, and Grey Venture Capital, Inc. each conspired and engaged in fraudulent and deceptive sales practices in connection with TechnoVision's private placement of securities in an offering conducted by Grey Venture Capital, Inc. from November 1997 through May 1998. The Complaint, as originally filed, stated causes of action for breach of fiduciary duties, intentional misrepresentation and fraudulent concealment, negligent misrepresentation, violation of California securities laws, unfair trade practices, negligence, Racketeer Influenced and Corrupt Organizations Act of 1970 ("RICO") violations, conversion, and conspiracy. The Company demurred to all causes of action in the Complaint with the exception of negligent misrepresentation. The demurrer was sustained with lease to amend certain causes of action. The Complaint as amended now states causes of action for breach of fiduciary duty, intentional misrepresentation and fraudulent concealment, negligent misrepresentation, conversion, and conspiracy. The Company intends to demurrer again with respect to substantially all of the causes of action. The Complaint seeks damages in an amount to be proved. The Company denies any involvement or wrongdoing in connection with the private placement and intends to vigorously defend the lawsuit.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 8 -  COMMITMENTS AND CONTINGENCIES (Continued)

          Litigation (Continued)
          TechnoVision, along with its chief executive officer, has been sued by a shareholder of TechnoVision for breach of contract, misrepresentation and fraud, and breach of fiduciary duty. The Complaint, originally, filed in January 1998, has been amended twice and split into two separate Complaints, stating causes of action for breach of fiduciary duty in a derivative claim in one instance and breach of contract and fraud in the second instance. The Complaint arises out of a Settlement Agreement entered into between TechnoVision and the shareholder. Under the terms of the Settlement Agreement, the shareholder was given 750,000 shares of TechnoVision's common stock, which were subject to a repurchase option in favor of TechnoVision. The Complaint alleges that TechnoVision fraudulently induced the shareholder to enter into the Settlement Agreement. The Complaint seeks to invalidate the Settlement Agreement, cause TechnoVision to issue to the shareholder 2,000,000 shares of its common stock, invalidate the repurchase option, and pay damages. The Company denies any wrongdoing and intends to vigorously defend the lawsuit.

          Due to the uncertainty related to the above issues, the Company maintains no reserves for these issues.


NOTE 9 -  SHAREHOLDERS' EQUITY (DEFICIT)

          Preferred Stock
          The Company has 100,000 authorized shares of $1.00 par value preferred stock that have no voting rights. The preferred stock may be issued in series, from time to time, with such designations, rights, preferences, and limitations as the Board of Directors may determine by resolution. The Company had no preferred stock issued and outstanding at December 31, 1997 or September 30, 1998.

          Common Stock
          During the year ended December 31, 1997, the Company received $100,000 for the subscription of 500,000 shares of common stock to be issued subsequent to December 31, 1997. These shares were issued in September 1998. In addition, the Company received $90,000 related to the subscription of 900,000 shares of common stock to be issued subsequent to December 31, 1997. The Company received the remaining $791,000, net of offering costs of $19,000, related to this sale of stock during June 1998 and issued the shares during September 1998.

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NOTE 9 -  SHAREHOLDERS' EQUITY (DEFICIT) (Continued)

          Common Stock (Continued) During the nine months ended September 30, 1998, the Company received $74,375 (unaudited) related to the subscription of 17,500 shares (unaudited) of common stock to be issued subsequent to September 30, 1998.

          Video Stream, Inc.
          Prior to the reverse acquisition discussed in Note 1, VSI issued 10,000 shares of common stock to a consultant for research and development services rendered. Such issuance resulted in an expense of $9,795, based on the invoice amount for the services. This consultant subsequently became an officer of the Company during the year ended December 31, 1997.

          In addition, VSI declared and issued a stock dividend for 100,000 shares prior to the reverse acquisition. 20,000 of these shares were canceled prior to December 31, 1997.

          Stock Option Plan
          The Company adopted the 1997 Stock Option Plan (the "1997 Plan") during November 1997 and amended it in September 1998. Under the terms of the 1997 Plan, the aggregate number of shares that may be issued pursuant to the exercise of options granted initially will not exceed 1,500,000, provided that such number shall be adjusted annually by the Board of Directors on July 1 to a number equal to 10% of the number of shares of stock of the Company outstanding on June 30 of the immediately preceding year, or 1,500,000, whichever is greater, and provided further that such number will be increased by the number of shares of option stock that the Company subsequently may reacquire through repurchase or by other means. Options are not considered to be granted until an option agreement is executed. Non-qualified options may be issued at a price less than, equal to, or greater than the fair market value of the common stock on the grant date. Incentive stock options must be issued at a price not less than 100% of the fair market value of the common stock on the grant date. Non-qualified and incentive stock options expire up to ten years from the grant date. At December 31, 1997 and September 30, 1998, the granting of 500,000 options at exercise prices from $1.35 to $1.50 per share, and 1,159,175 options at exercise prices ranging from $1.35 to $3.75 per share, respectively, had been authorized by the Option Committee; however, no option agreements had been executed during 1997 or during the nine months ended September 30, 1998. Accordingly, no pro forma earnings have been included in the financial statements for the year ended December 31, 1997.

NOTE 10 - INCOME TAXES

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          As of December 31, 1997, the Company had approximately $474,000 in Canadian net operating loss carryforwards that may be offset against future taxable income through 2004. The deferred income tax benefit of the loss carryforward is the only significant deferred income tax asset or liability of the Company and has been offset by a valuation allowance of the same amount as management does not believe the recoverability of this deferred tax asset is more likely than not. Accordingly, no deferred income tax benefit has been recognized in these financial statements.


NOTE 11 - RELATED PARTY TRANSACTIONS

          At December 31, 1997 and September 30, 1998, $671 and $623 (unaudited), respectively, of the short-term loans outstanding were due to a former shareholder/officer of VSI.

          During the period from February 7, 1997 (inception) to December 31, 1997 and the nine months ended September 30, 1998, the Company paid $94,488 and $83,250 (unaudited), respectively, to an officer/director for consulting services rendered and had an account payable to the officer/director for $84,000 and $139,336 (unaudited) at December 31, 1997 and September 30, 1998, respectively.

          At December 31, 1997 and September 30, 1998, the Company had a prepaid expense and other assets of $4,351 and $1,900 (unaudited), respectively, from a company whose principal shareholder is a former shareholder/officer of VSI.

          During the period from February 7, 1997 (inception) to December 31, 1997, the Company paid $31,464 to certain former shareholders/officers of VSI for research and development. During the nine months ended September 30, 1998, the Company paid $63,250 (unaudited) to two shareholders/officers for research and development.

          During the period from February 7, 1997 (inception) to December 31, 1997 and the nine months ended September 30, 1998, ATI purchased certain computer equipment for $23,443 and $0 (unaudited), respectively, from TechnoVision.

          Prior to its acquisition by the Company, the Company paid TechnoVision approximately $133,000 for certain cost reimbursements and loaned TechnoVision approximately $70,000.

NOTE 12 - SUBSEQUENT EVENTS (UNAUDITED)

          Convertible Promissory Note
          During October 1998, the Company entered into a $125,000 convertible promissory note,

                                                 TERAGLOBAL COMMUNICATIONS CORP.
                                                                AND SUBSIDIARIES
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the Period from February 7, 1997 (Inception) to December 31, 1997 and for the Nine Months Ended September 30, 1998 and 1997 (unaudited)
                          (The information with respect to the nine months ended
                                      September 30, 1998 and 1997 is unaudited.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          which is convertible at $4.00 per share.

          During October 1998, the Company completed the conversion of the 10.25% Convertible Subordinated Promissory Note for $150,000 and issued 100,000 shares of common stock.

          During December 1998 and January 1999, the Company entered into convertible promissory notes totaling $150,000 and $25,000, respectively, which are convertible at $4.25 per share.

          Common Stock
          During January 1999, the Company received $30,000 in subscriptions for the issuance of 10,000 common shares.

          During January 1999, the Company issued 27,100 common shares, as a result of the exercising of stock options at an exercise price of $1.50 per share, raising $40,650.


          Acquisition
          Effective November 1, 1998, the Company acquired, pursuant to an Agreement of Merger, all of the issued and outstanding common stock of Design Analysis Associates, Inc. ("DAA"), a Utah company, in exchange for 1,100,000 shares of the Company's common stock. In addition, under the terms of the Agreement of Merger, the Company will issue up to an additional 400,000 shares of common stock if the gross sales of DAA exceed certain amounts. The acquisition was accounted for under the purchase method. The assets acquired and the liabilities assumed were as follows:

                Cash                                                            $       220,371
                Accounts receivable                                                     534,986
                Investments                                                              37,500
                Inventory                                                                25,700
                Furniture and equipment, at net book value                              196,093
                Accounts payable                                                       (103,954)
                                                                                ----------------

                      Total assets                                                      910,695
                                                                                ----------------

                Excess of cost over fair value of net assets acquired                 2,939,305
                                                                                ----------------
                           Consideration                                        $     3,850,000
                                                                                ----------------
                                                                                ----------------

          The information provided in the above table is based on DAA's unaudited financial statements. The consideration is based on the issuance of 1,100,000 shares at the closing price of the Company's stock on October 29, 1998, the closing date of the acquisition, of $3.50 per share. The excess of cost over fair value of net assets acquired will be amortized on a straight-line basis over ten years.

          On December 18, 1998, pursuant to an Agreement and Plan of Corporate Reorganization and Separation, the Company completed the sale of the Waterlog-TM- Division acquired as part of the DAA purchase. The founder of DAA has surrendered 850,000 of the 1.1 million shares originally issued to acquire DAA and has foregone the 400,000 earn-out shares from the initial agreement. The surrendered shares are to be cancelled by TeraGlobal, valuing the sale of the Waterlog-TM- Division at $3,240,625, based on $3.8125 per share, the price of the Company's stock on the closing date of the sale.

         The assets disposed and the liabilities discharged were as follows:


       Accounts receivable                             $277,115
       Investments                                       37,500
       Inventory                                         25,700
       Furniture and equipment, at net book value        96,093
       Accounts payable                                (103,954)
                                                     ----------
              Total assets                              332,454
                                                     ----------
       Excess of proceeds over fair value
         of net assets disposed                       2,908,171
                                                     ----------
       PROCEEDS                                      $3,240,625
                                                     ----------
                                                     ----------

                TeraGlobal COMMUNICATIONS CORP. AND SUBSIDIARIES
                      Proforma Consolidated Balance Sheet
                            As of December 31, 1997







                                                   TeraGlobal
                                                 Communications,    TechnoVision
                                                   Corp. and       Communications   Design Analysis
                                                   Subsidiaries           Inc.       Associates, Inc.    Adjustments      Total
      ASSETS
Current assets
  Cash and cash equivalents                       $    27,705    $      (410)       $   (21,223)      $   396,223  6 5  $   402,295
  Accounts receivable                                                 10,971            314,834          (314,834) 7         10,971
  Prepaid expenses and other current assets            10,882         59,036                                                 69,918
  Investments                                                                            16,700           (16,700) 6             --
  Inventory                                                           82,785             38,427           (38,427) 9         82,785
                                                   ----------     ----------         ----------       -----------       -----------
  Total current assets                                 38,587        152,382            348,738            26,262           565,969

Furniture and equipment, net                           19,437        156,194             82,102           (42,102) 10       215,631

Organization costs, net                                               10,764                                                 10,764

Guaranty deposits                                                      5,752                                                  5,752

Goodwill, net                                                                                          12,911,821 3      12,911,821
                                                   ----------     ----------         ----------       -----------       -----------
  Total assets                                         58,024        325,092            430,840        12,895,981        13,709,937
                                                   ----------     ----------         ----------       -----------       -----------
                                                   ----------     ----------         ----------       -----------       -----------
  LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
  Accounts payable, including $113,250 to
   related parties                                    111,819        361,181             88,838          (423,722) 2        138,116
  Accrued liabilities, including $113,086
   to related parties                                   3,496                            20,580           (20,580) 11         3,496
  Accrued retirement & profit sharing                                                   242,946          (242,946) 12            --
  Short term loans, including $623
   to a related party                                  77,583        133,997                                                211,580
                                                   ----------     ----------         ----------       -----------       -----------
                                                      192,898        495,178            352,364          (687,248)          353,192

Long term liabilities                                                 83,187                                                 83,187
                                                   ----------     ----------         ----------       -----------       -----------
  Total Liabilities                                   192,898        578,365            352,364          (687,248)          436,379
                                                   ----------     ----------         ----------       -----------       -----------

Shareholders' Deficit
  Preferred stock, $1.00 par value, no
   voting rights 100,000 shares authorized
   no shares issued and outstanding
   Common stock, $.001 par value
   50,000,000 shares authorized
   14,841,502 shares issued and outstanding             9,850      1,720,570                200        14,445,038 1      16,175,658
  Additional paid-in capital                           55,890                               800           109,769 4         166,459
  Common stock subscribed                             190,000                                                               190,000
  Accumulated deficit                                (391,480)    (1,973,843)            77,476          (971,578)5      (3,259,425)
  Cumulative foreign currency translation
   adjustment                                             866                                                                   866
                                                   ----------     ----------         ----------       -----------       -----------
                                                     (134,874)      (253,273)            78,476        13,583,229        13,273,558
                                                   ----------     ----------         ----------       -----------       -----------
                                                   $   58,024    $   325,092        $   430,840       $12,895,981       $13,709,937
                                                   ----------     ----------         ----------       -----------       -----------
                                                   ----------     ----------         ----------       -----------       -----------


Explanation of Pro Forma Adjustments


                                                   Adjusting Journal Entry 1

                                                    Investment in TVC     15,556,433 x
                                                    Common Stock (TGC)                 15,556,433 1

                                                     To record issuance of shares to acquire TVC

                                                   Adjusting Journal Entry 2

                                                    Investment in DAA      3,850,000 x
                                                    Common Stock (TGC)                  3,850,000  1

                                                      To record issuance of charges to acquire DAA

                                                   Adjusting Journal Entry 3

                                                    Goodwill              15,506,915  3
                                                    Common Stock (TVC)     1,720,570  1
                                                    Accounts Payable (TGC)   334,884  2
                                                    Paid in Capital                        32,093 4
                                                    Investment in TVC                  15,556,433 x
                                                    Earnings (TVC)                      1,973,843 5
                                                      Balance             17,562,369   17,562,369
                                                      Consolidate/Eliminate TVC at 12-31-97


                                                   Adjusting Journal Entry 4

                                                    Amortization Expense   2,842,934 13
                                                    Goodwill                            2,842,934 3

                                                     To record TVC amort for 11 months

                                                   Adjusting Journal Entry 5

                                                    Amortization Expense      25,011 5
                                                    Goodwill                             25,011 3

                                                      To record DAA amort for 11 months

                                                   Adjusting Journal Entry 6

                                                    Goodwill               3,850,000  3
                                                    Common Stock DAA             200  1
                                                    Paid in Cap DDA              800  4
                                                    Earnings DAA              77,476  5
                                                    Investment in DAA                   3,850,000 x
                                                    Paid in Cap TGC                        78,476 4
                                                      Balance              3,928,476    3,928,476
                                                      Consolidate/Eliminate DAA at 12-31-97


                                                   Adjusting Journal Entry 7

                                                    Cash                           396,223 6
                                                    Accounts receivable                           314,834  7
                                                    Investments                                    16,700  8
                                                    Inventory                                      38,427  9
                                                    Furniture and equipment, at net book value     42,102  10
                                                    Accounts payable                88,838 2
                                                    Accrued liabilities             20,580 11
                                                    Accrued retirement payable     242,946 12
                                                    Goodwill                                    3,577,149  3
                                                    Common Stock, par value            850 1
                                                    Paid in Capital              3,239,775 4
                                                                                                3,989,212

                                                                                 3,989,212

                                                    To record spin-off of Waterlog Division Assets

                                                    Adjusting Journal Entry 8

                                                    Sales                        2,233,864 14
                                                    Cost of Sales                               1,527,613  14
                                                    G&A                                           586,363  13
                                                    Selling                                        73,725  14
                                                    Interest Expense                                7,957  14
                                                    Returned earnings                              38,207  14

                                                                                 2,233,864      2,233,864

                                                    To record spin-off of Waterlog Division sales and associated costs


                TeraGLOBAL COMMUNICATIONS CORP. AND SUBSIDIARIES
                 Proforma Consolidated Statement of Operations
                        For Year Ended December 31, 1997


                                                    For the Period from
                                                    February 7, 1997
                                                      (Inception) to       For the Year ended      For the Year ended
                                                    December 31, 1997       December 31, 1997       December 31, 1997

                                                       TeraGlobal
                                                     Communications,         Techno Visiona          Design Analysis
                                                  Corp. and Subsidiaries    Communications Inc        Associates, Inc.

Sales                                             $                           $   547,363          $    3,749,238

Cost of sales                                                                     530,998               2,603,125
                                                                              -----------             -----------

Gross profit                                                 --                    16,365               1,146,113

Operating expenses
         Legal                                             67,463                  70,019                   2,737
         General and administrative                       130,237                 272,292                 984,130
         Research and development                          41,259                 675,148
         Consulting, related party                         94,488
         Selling                                                                  504,839                 123,738
                                                  ----------------            -------------         --------------
                                                          333,447               1,522,298               1,110,605
                                                  ----------------            -------------         --------------
Loss from operations                                     (333,447)             (1,505,933)                 35,508
                                                  ----------------            -------------         --------------
Other income (expenses)
         Fines and penalties                                                          (66)
         Income taxes                                                                (800)
         Interest income                                      754
         Interest expense                                  (3,601)                (11,066)                (13,354)
         Investment loss                                                                                  (25,000)
         Other income                                         759
                                                  ----------------            -------------         --------------
         Total other income (expense)                      (2,088)                (11,932)                (38,354)
                                                  ----------------            -------------         --------------
Net Loss                                              $  (335,535)            $(1,517,865)            $    (2,846)
                                                  ----------------            -------------         --------------
Basic loss per common share                           $     (0.09)
                                                  ----------------
Weighted-average common shares outstanding              3,627,064
                                                  ----------------


                                                       Adjustments                Total

Sales                                              $   (2,233,864) 14        $  2,062,737

Cost of sales                                          (1,527,613) 14           1,606,510
                                                      -----------             -----------

Gross profit                                             (706,251)                456,227

Operating expenses
         Legal                                                                    140,219
         General and administrative                     2,281,583  13           3,668,242
         Research and development                                                 716,407
         Consulting, related party                                                 94,488
         Selling                                          (73,725) 14             554,852
                                                      -----------             -----------
                                                        2,207,857               5,174,207
                                                      -----------             -----------
Loss from operations                                   (2,914,102)             (4,717,981)
                                                      -----------             -----------


Other income (expenses)
         Fines and penalties                                                          (66)
         Income taxes                                                                (800)
         Interest income                                                              754
         Interest expense                                   7,957  14             (20,064)
         Investment loss                                                          (25,000)
         Other income                                                                 759
                                                      -----------             -----------
         Total other income (expense)                 $     7,957                 (44,417)
                                                      -----------             -----------
Net Loss                                              $(2,906,152)            $(4,762,398)
                                                      -----------             ------------
Basic loss per common share                                                         (0.64)
                                                                              ------------
Weighted-average common shares outstanding                                      7,432,820
                                                                              ------------


                TeraGLOBAL COMMUNICATIONS, CORP. AND SUBSIDIARIES
                      Proforma Consolidated Balance Sheet
                            As of September 30, 1998


                                                                 TeraGlobal
                                                               Communications,
                                                                  Corp. and    Design Analysis
                                                                 Subsidiaries   Associates, Inc.     Adjustments           Total
                                                                 ------------    ------------       -----------       ------------
    ASSETS
Current assets
    Cash and cash equivalents                                    $    500,052    $    220,371       $                 $    720,423
    Accounts receivable                                                43,193         534,986          (380,357) 6         197,822
    Notes receivable - related party                                   56,500                                               56,500
    Inventory                                                          38,641          25,700           (25,700) 8          38,641
    Investments                                                                        37,500           (37,500) 7            --
    Prepaid expenses and other current assets                         204,073                                              204,073
                                                                 ------------    ------------       -----------       ------------
    Total current assets                                              842,459         818,557          (443,557)         1,217,459

Furniture and equipment, net                                        1,222,740         196,093           (96,093) 9       1,322,740

Goodwill on acquisition of
  Design Analysis Associates                                                                            966,691  1         894,100
Goodwill on acquisition of
  TechnoVision Communications Inc.                                 15,232,651                                           15,232,651
                                                                 ------------    ------------       -----------       ------------
    Total assets                                                   17,297,850       1,014,649           427,041         18,666,950
                                                                 ------------    ------------       -----------       ------------
    LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
    Accounts payable, including $113,250 to related parties           756,788         103,954          (103,954) 10        756,788
    Short Term Loans                                                  192,896                                              192,896
    Convertible Debenture                                             127,500                                              127,500
    Accrued liabilities, including $113,086 to related parties        171,886                                              171,886
    Notes payable                                                      66,508                                               66,508
    Current Portion of notes payable, related party                   150,000                                              150,000
    Current Portion of capitalized lease obligations                  541,248                                              541,248
                                                                 ------------    ------------       -----------       ------------
                                                                    2,006,826         103,954          (103,954)         2,006,826
Long term liabilities
    Convertible debentures                                            850,000                                              850,000
    Notes Payable, less current portion                               209,460                                              209,460
    Capitalized lease obligations                                     773,761                                              773,761
                                                                 ------------    ------------       -----------       ------------
    Total Liabilities                                               3,840,047         103,954          (103,954)         3,840,047
                                                                 ------------    ------------       -----------       ------------
Shareholders' Deficit
    Preferred stock, $1.00 par value, no voting rights
    100,000 shares authorized
    no shares issued and outstanding
    Common stock, $.001 par value
    50,000,000 shares authorized
    14,841,502 shares issued and outstanding                           14,806                         3,849,150  2          15,056
    Additional paid-in capital                                     16,588,367             800        (3,162,099) 3      17,197,492
    Common stock subscribed                                            74,375             200              (200) 4          74,375
    Accumulated Deficit                                            (3,218,513)        909,695          (155,856) 5      (2,458,788)
    Cumulative foreign currency translation adjustment                 (1,232)                                              (1,232)
                                                                 ------------    ------------       -----------       ------------
                                                                   13,457,803         910,695           530,995         14,826,903
                                                                 ------------    ------------       -----------       ------------
                                                                 $ 17,297,850    $  1,014,649       $   427,041       $ 18,666,949
                                                                 ------------    ------------       -----------       ------------
                                                                 ------------    ------------       -----------       ------------


Explanation of Pro Forma Entries


                    Adjusting Journal Entry 1

                        Goodwill                                                           3,850,000 (1)
                        Common Stock DAA                                                         200 (4)
                         Paid in Cap DAA                                                         800 (3)
                        Earnings DAA                                                          77,476 (5)
                         Investment in DAA par value                                                            3,850,000 (2)
                         Investment in DAA paid in capital                                                         78,476 (3)
                                                                                           3,928,476            3,928,476

                               Consolidate/Eliminate DAA at September 30, 1998

                    Adjusting Journal Entry 2

                         Amortization Expense                                                  78,380 (5)
                         Goodwill                                                                                  78,380 (1)

                           To record DAA amortization for 9 months

                    Adjusting Journal Entry 3

                         Accounts receivable                                                                      380,357 (6)
                         Investments                                                                               37,500 (7)
                         Inventory                                                                                 25,700 (8)
                         Furniture and Equipment, at net book value                                                96,093 (9)
                         Accounts payable                                                     103,954 (10)
                         Goodwill                                                                               2,804,929 (1)
                         Common Stock, par value                                                  850 (2)
                         Paid in Capital                                                    3,239,775 (3)

                                                                                            3,344,579           3,344,579

                           To record spin off of Waterlog Division Assets

                    Adjusting Journal Entry 4

                         Sales                                                              2,369,378 (11)
                         Cost of Sales                                                                          1,313,609 (11)
                         G & A                                                                                    441,159 (5)
                         Selling                                                                                   39,320 (11)
                         Interest Income                                                        7,533 (11)
                         Accumulated earnings                                                                     582,823 (11)

                                                                                            2,376,911           2,376,911

                           To record spin off of Waterlog Division sales and associated costs

                TeraGLOBAL COMMUNICATIONS CORP. AND SUBSIDIARIES
                 Proforma Consolidated Statement of Operations
                      For Period Ended September 30, 1998

                                                For the 9 months       For the 9 months
                                               ending September 30,  ending September 30,
                                                        1998           1998

                                                     TeraGlobal
                                                  Communications,        Design Analysis
                                               Corp. and Subsidiaries    Associates, Inc.        Adjustments            Total

Sales                                             $    280,484           $  3,198,808           (2,369,378) 11     $  1,109,914

Cost of sales                                          216,806              1,773,454           (1,313,609) 11          676,651
                                                    ----------              ----------           ---------           ----------

Gross profit                                            63,678              1,425,354            1,055,769              433,263

Operating expenses
        Legal                                          189,684                  6,200                                   195,884
        General and administrative                   1,407,936                595,592             (368,664) 5         1,634,864
        Research and development                     1,011,776                                                        1,011,776
        Consulting, related party                       83,250                                                           83,250
        Selling                                        119,236                 53,085              (39,320) 11          133,001
                                                    ----------              ----------           ---------           ----------
                                                     2,811,882                654,878             (407,985)           3,058,775
                                                    ----------              ----------           ---------           ----------
Loss from operations                                (2,748,204)               770,476             (647,784)          (2,625,512)
                                                    ----------              ----------           ---------           ----------

Other income (expenses)
        Interest income                                    894                 10,170               (7,533) 11            3,532
        Interest expense                               (80,702)                                                         (80,702)
        Other income                                        --                     --                                        --
                                                    ----------              ----------           ---------           ----------
        Total other income (expense)                   (79,808)                10,170               (7,533)             (77,170)
                                                    ----------              ----------           ---------           ----------

Net Loss before Minority Interest                   (2,828,012)               780,646             (655,317)          (2,702,683)

Minority Interest  in loss of subsidiary                    979                   --                   --                    979

Net Gain(Loss)                                      (2,827,033)               780,646             (655,317)          (2,701,704)


Basic loss per common share                       $      (0.25)                                                           (0.23)
                                                    ----------                                                       ----------
                                                    ----------                                                       ----------

Weighted-average common shares outstanding          11,367,009                                                       11,617,009
                                                    ----------                                                       ----------
                                                    ----------                                                       ----------

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Audited Financial Statements
                      For the Year Ended December 31, 1997
                and the Period from December 8, 1995 (Inception)
                              to December 31, 1997

                        TECHNOVISION COMMUNICATIONS, INC.
                                AND SUBSIDIARIES
                          (A Development Stage Company)


                                    Contents
                                December 31, 1997
--------------------------------------------------------------------------------


                                                      Page
Report of Independent Certified Public Accountants          F-32

Financial Statements

         Balance Sheet                                      F-33
         Statements of Operations                           F-34
         Statements of Cash Flows                           F-35
         Statements of Shareholders' Equity                 F-37
         Notes to Financial Statements               F-38 - F-44


              REPORT ALL OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT




Board of Directors
TechnoVision Communications, Inc.

I have audited the accompanying balance sheet of TechnoVision Communications, Inc., (a development stage company) as of December 31, 1997 and 1996 and the related statements of operations, shareholders' equity, and cash flows for the period ending December 31, 1997 and the period from December 8, 1995, (inception), to December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation basis for my opinion. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TechnoVision Communication, Inc. as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the period ending December 31, 1997 and for the period from (inception) December 8, 1995 to December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern as discussed in Note 2 to the financial statements, the Company incurred a net loss of $1,973,473 during the period from December 8, 1995 (inception) to December 31, 1997, and, as of that date, the Company's current liabilities exceeded its current assets by $342,796, its total liabilities exceed its total assets by $253,273. In addition the company is involved in certain litigation in which the outcome is uncertain as discussed in
Note 9. These factors, among others, as discussed in Note 2 to the financial statements raise substantial doubt about the company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Louis Tommasino, CPA

September 25, 1998
San Diego, California

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                                  Balance Sheet

--------------------------------------------------------------------------------


                                     ASSETS
                                                             December 31, 1997    December 31, 1996
                                                             -----------------    -----------------
Current Assets
     Cash and cash equivalents                                 $      (410)         $    80,847
     Accounts receivable                                            10,971               34,580
     Stock subscription receivable                                    --                 37,999
     Inventory                                                      82,785                   --
     Prepaid expenses                                               59,036                   --
                                                             -----------------    -----------------
         Total current assets                                      152,382              153,426
Furniture and equipment, net                                       156,194              211,875
Other Assets
Guaranty deposits                                                    5,752                   --
     Organization cost net                                          10,764                   --
                                                             -----------------    -----------------
         Total other assets                                         16,516                   --
                                                             -----------------    -----------------
                  Total assets                                     325,092              365,301
                                                             -----------------    -----------------
                                                             -----------------    -----------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Accounts payable                                          $   353,359          $   130,170
     Short-term loans including $66,508 to related parties         126,508               64,612
Accrued taxes                                                        7,822                   --
Leases payable current portion                                       7,489                   --
                                                             -----------------    -----------------
         Total current liabilities                                 495,178              194,782

Long-Term Liabilities
     Leases payable                                                 43,230                   --
     Note payable - Shareholder related party                       39,957                   --
                                                             -----------------    -----------------
         Total long-term liabilities                                83,187                   --
                                                             -----------------    -----------------
                  Total liabilities                                578,365              194,782
Commitments and Contingencies
Shareholders' equity
     Common stock, no par value
         10,000,000 shares authorized
         6,624,442 shares issued and outstanding                 1,720,570              588,500
     Common stock subscribed                                          --                 37,999
     Deficit accumulated during the development stage           (1,973,843)            (455,980)
                                                             -----------------    -----------------
         Total shareholders' equity                               (253,273)             170,519
                                                             -----------------    -----------------
                  Total liabilities and shareholders' equity   $   325,092          $   365,301
                                                             -----------------    -----------------
                                                             -----------------    -----------------




   The accompanying notes are an integral part of these financial statements.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                             Statement of Operations

--------------------------------------------------------------------------------

                                                            For the Period
                                                            from Inception
                                                           December 8, 1995
                                            For the Year   to December 31,
                                          ending December       1997
                                             31, 1997      ----------------
                                          ---------------
Operating Revenue
 System sales                               $   547,363    $   869,169
Cost of Sales
 System sales                                   495,922        678,309
 Commissions                                     35,076         73,109
                                            -----------    -----------
  Total costs of sales                          530,998        751,418
                                            -----------    -----------
    Gross profit from operations                 16,365        117,751
                                            -----------    -----------

Operating Expenses
 Consulting                                        --          118,528
 Depreciation and amortization                   36,985         47,822
 Legal expenses                                  70,019        108,559
 General and administrative                     235,307        544,907
 Marketing and advertising                      276,444        325,334
 Salaries and payroll taxes                     228,395        228,395
 Research and development                       675,148        706,117
                                            -----------    -----------
  Total operating expenses                    1,522,298      2,079,662
                                            -----------    -----------

    Loss from operations                     (1,505,933)    (1,961,917)
                                            -----------    -----------

Other income (expenses)
 Interest expense                               (11,066)       (11,066)
 Income taxes                                      (800)          (800)
 Fines and penalties                                (66)           (66)
                                            -----------    -----------
    Total other income (expenses)               (11,932)       (11,932)
                                            -----------    -----------

Net loss                                    $(1,517,865)   $(1,973,843)
                                            -----------    -----------
                                            -----------    -----------

Basic loss per common share                 $     (0.23)   $     (0.30)
                                            -----------    -----------
                                            -----------    -----------

Weighted average common share outstanding     6,624,442      6,624,442
                                            -----------    -----------
                                            -----------    -----------

Loss per share fully diluted                $     (0.21)   $     (0.28)
                                            -----------    -----------
                                            -----------    -----------

Fully diluted common shares outstanding       7,063,442      7,063,442
                                            -----------    -----------
                                            -----------    -----------



   The accompanying notes are an integral part of these financial statements.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                      Cash Flows from Operating Activities

--------------------------------------------------------------------------------



                                                                            For the Period
                                                                            from Inception
                                                                            December 8, 1995
                                                          For the Year      to December 31,
                                                         ending December         1997
                                                           31, 1997        ----------------
                                                        ---------------
Cash Flows from Operating Activities
     Net Loss                                           $(1,517,865)        $ (1,973,843)
Adjustments to reconcile net loss to net cash
         Used in operating activities
     Depreciation amortization                               36,985               47,822
     Increase (decrease)in
         Accounts payable                                   223,189              353,359
         Accrued taxes                                        7,822                7,822
         Leases payable                                      50,719               50,719
     Decrease (increase) in
         Accounts receivable                                 23,609              (10,973)
         Inventories                                        (82,785)             (82,785)
         Prepaid expenses                                   (59,036)             (59,036)
         Other assets                                       (19,828)             (19,828)
                                                        ------------        -------------
     Net cash used in operating activities              $(1,337,190)        $ (1,686,743)
                                                        ------------        -------------
Cash Flows from Investing Activities
     Purchase of furniture and equipment                    (60,775)            (285,487)
     Reclass of demo equipment to inventory                  82,785               82,785
                                                        ------------        -------------
     Net cash provided (used) in investing activities        22,010             (202,702)
                                                        ------------        -------------
Cash Flows from Financing Activities
     Proceeds from notes from shareholders                   39,957               39,957
     Proceeds from short-term loans                          61,896              128,508
     Proceeds from common stock subscription              1,132,070            1,720,570
     Decrease (increase) in
         Stock subscription receivable                       37,999                   --
     Increase (decrease) in
         Common stock subscribed                            (37,999)                  --
                                                        ------------        -------------
         Net cash provided by financing activities        1,233,923            1,889,035
                                                        ------------        -------------
     Net decrease in cash and cash equivalents          $   (81,257)        $       (410)
Cash and cash equivalents beginning of period                80,847                   --
                                                        ------------        -------------
Cash and cash equivalents end of period                 $      (410)        $       (410)
                                                        ------------        -------------
                                                        ------------        -------------



   The accompanying notes are an integral part of these financial statements.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                      Cash Flows from Operating Activities
                      For the Year ending December 31, 1997
      and the Period from (Inception) December 8, 1995 to December 31, 1997

--------------------------------------------------------------------------------



Supplemental disclosures of cash flow information.

During the period ending December 31, 1997, the Company paid no income taxes.

During the period ending December 31, 1997, the Company paid interest in the amount of $11,066.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                        Statement of Shareholders' Equity
                      For the Year ended December 31, 1997
      and the Period from December 8, 1995 (inception) to December 31, 1997

--------------------------------------------------------------------------------

                                                                                          Deficit
                                                                                        Accumulated
                                                   Common Stock            Common       during the
                                             -------------------------      Stock       Development
                                               Shares         Amount      Subscribed       Stage          Total
                                             -----------   -----------    -----------   -----------    -----------
Balance December 8, 1995                              0    $         0    $         0   $         0    $         0

Common stock issued to the original
Founders and Shareholders of the Company      4,000,000         40,000                                      40,000

Common stock issued by TechnoVision             853,501        548,500                                     548,500

Common stock subscribed 1996                     37,000                        37,999                       37,999

Net loss from inception
     December 8, 995 to December 31, 1996                                                  (455,980)      (455,980)
                                             -----------   -----------    -----------   -----------    -----------

Balance December 31, 1996                     4,891,500    $   588,500    $    37,999   $  (455,980)   $   170,519

Common stock issued by TechnoVision,                            37,999        (37,999)
1997

Common stock subscribed 1997                  1,732,942      1,094,071                                   1,094,071

Net loss of the year ended December 31,                                                  (1,517,863)    (1,517,863)
1997
                                             -----------   -----------    -----------   -----------    -----------

Balance, December 31, 1997                    6,624,442    $ 1,720,570    $        --   $(1,973,843)   $  (253,273)
                                             -----------   -----------    -----------   -----------    -----------
                                             -----------   -----------    -----------   -----------    -----------




   The accompanying notes are an integral part of these financial statements.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      For the Year ended December 31, 1997
      and the Period from December 8, 1995 (inception) to December 31, 1997

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION ALL OF BUSINESS

         TechnoVision Communication, Inc. (the "Company") is a development stage enterprise and is engaged in the development of video conferencing products.

         The Company was incorporated under the laws of the state of Georgia on December 8, 1995. During the period beginning December 8, 1995 and ending December 31, 1995 there was no activity. The company commenced formal operations on January 1, 1996.


NOTE 2 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, during the period from December 8, 1995 (inception) to December 31, 1997, the Company incurred a net loss of $1,973,843, and as of that date, the Company's current liabilities exceeds its current assets by $342,796, and it had negative cash flows from operations of $81,257. In addition, the Company is involved in certain litigation in which the outcome is uncertain as discussed in Note 9. The Company is also in the development stage at December 31, 1997. These factors raise substantial doubt about the Company's ability to continue as a going concern.

         Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Successful completion of the Company's development program and its transition to the attainment of profitable operations is dependent upon the Company obtaining adequate debt and equity financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. In addition, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements and the success of its plans to sell its products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

         Management plans to raise additional equity capital, continue to develop its products, and look for merger or acquisition candidates.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      For the Year ended December 31, 1997
      and the Period from December 8, 1995 (inception) to December 31, 1997

--------------------------------------------------------------------------------

         Cash and Cash Equivalents

         For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.


NOTE 2 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Inventory

         Inventories are recorded at cost. During 1997 the company reclassified its demo equipment in the amount of $ 82,785 to inventory, because this equipment will be sold to the public. Inventory consists of all costs relating to the production of video communications equipment. Inventory at December 31, 1997 is in the amount of $82,785.

         Furniture and Equipment

         Furniture and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over an estimated useful life of five years. Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the Company's accounts, and the gain or loss on dispositions, if any, is recognized in the statement of operations.

         Organization Costs

         Organization costs are being amortized over five years using the straight-line method. Amortization expense for the year ending December 31, 1997 is in the amount of $ 3,312.

         Development Stage Enterprise

         The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business. All losses accumulated since inception have been considered as part of the Company's development stage activities, even though the company's operations have commenced, the company is currently in its development stage.

         Research and Development Costs

         Research and development costs are charged to expense as incurred.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      For the Year ended December 31, 1997
      and the Period from December 8, 1995 (inception) to December 31, 1997

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Income Taxes

         The Company accounts for income taxes under the liability and asset method, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in the future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes if applicable, represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

         Earnings per Share

         For the period from December 8, 1995 (inception) to December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilative.

         Recent Accounting Pronouncements

         The financial Accounting Standards Board ("FASB") issues SFAS No. 130, "Reporting Comprehensive Income, "which is effective for financial statements with fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS No. 130 to have a material effect, if any, on its financial position or results of operations.

         FASB issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," issued by FASB, which is effective for financial statements with fiscal years beginning after December 31, 1997. This statement establishes standards for the way that public entities report selected information about operating segments, products, and services, geographic areas, and major customers in interim and annual financial reports. The Company does not expect adoption of SFAS No. 131 to have a material effect, if any, on its financial position or results of operations.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      For the Year ended December 31, 1997
      and the Period from December 8, 1995 (inception) to December 31, 1997

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Fair Value of Financial Instruments

         The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the company's financial instruments, including cash and cash equivalents, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for short-term loans also approximate fair value because current interest rates offered to the Company for short-term loans of similar maturities are substantially the same.


NOTE 3 - FURNITURE AND EQUIPMENT

         Furniture and equipment at December 31, 1997 and 1996, consisted of the following:


                                      December 1997    December 1996
                                      -------------    -------------
Office equipment                         $ 34,735        $ 27,000
Computer equipment and software           164,722         195,712
Transportation equipment                    4,656              --
                                      -------------    -------------

                                          240,113         222,712
         Less accumulated depreciation     47,919          10,837
                                      -------------    -------------
                  Total                  $156,194        $211,875
                                      -------------    -------------
                                      -------------    -------------



         Depreciation expense for the period ending December 31, 1997 and 1996 was $33,673 and $10,837.


NOTE 4 - SHORT-TERM LOANS

         Principal is due on demand and is unsecured. Amounts do not accrue interest.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      For the Year ended December 31, 1997
      and the Period from December 8, 1995 (inception) to December 31, 1997

--------------------------------------------------------------------------------


NOTE 5 - COMMITMENTS AND CONTINGENCIES

         Lease

         The company entered into a lease agreement with Sentre Partners, San Diego 225 RPF III Limited Liability Company, a Delaware Limited Liability company, whereby the company will provide $120,000 of Video Conference Equipment in exchange for eighteen months of rent. The company leases other facilities for its corporate offices, under a month-to-month operating lease agreement. Rent expense was $75,704 for the period ending December 31, 1997.

         Capital Leases

         The company acquired some of its computer and telephone equipment in 1997 under the provisions of a long-term lease. For financial statement purposes, minimum lease payments relating to this equipment of $58,208 have been capitalized. Accumulated depreciation on the equipment on December 31, 1997 was $11,642.

         The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments


                                              Year Ended
                                       1997      1998      2000
                                     --------  --------  --------
Minimum lease payments               $12,854   $27,888   $ 9,248
Lease amount representing interest     5,365     9,155       432
                                     --------  --------  --------

Present value of net minimum lease   $ 7,489   $18,733   $ 8,816
payment

Current portion by year              $ 7,489   $18,733   $ 8,816



         Litigation

         The company and certain of its officers are subject to certain litigation. Related to its 1998 common stock exchange offer made by Video Stream International, Inc. as more fully described in NOTE 9.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      For the Year ended December 31, 1997
      and the Period from December 8, 1995 (inception) to December 31, 1997

--------------------------------------------------------------------------------


NOTE 6 - SHAREHOLDERS' EQUITY

         Common Stock

         The Company issued 4,000,000 shares of common stock to its founders and original shareholders of the company and received $40,000 for the issuance of those shares of stock, during the period from December 8, 1995 (inception) to December 31, 1996.

         During the year ending December 31, 1997 the company received $1,094,071 for the subscription of 1,732,942 shares of stock.

         Stock Option Plan

         The company adopted a Stock Option Plan. (the "Plan") in 1997. Under the terms of the plan options are granted to employees, officers, and directors of the Company to purchase shares of the company's common stock at an option price of $1.00 per share. Options generally vest and become exercisable to the extent of 25% three months from the grant date and the remainder ratably over the twelve months period, thereafter. If an employee terminates his/her employment all vested options will remain with the employee until March 31, 2006. At December 31, 1997 there were 973,000 shares under option and 439,000 vested shares outstanding. These vested option shares outstanding will be used to calculate the fully diluted shares outstanding.


NOTE 7 - INCOME TAXES

         As of December 31, 1997, the company had approximately $1,973,843 in net operating loss carry forwards that may be offset against future taxable income through the year 2018. The company also has a research activities credit in the amount of $55,737 to offset against future corporate taxes. The deferred income tax benefit of the loss carry forward is the only significant deferred income tax asset or liability of the Company and has been offset by a valuation allowance of the same amount as management does not believe the recoverability of this deferred tax asset is more likely than not. Accordingly, no deferred income tax benefit has been recognized in these financial statements.


NOTE 8 - RELATED PARTIES

         At December 31, 1997, $126,508 of the short- term loans outstanding were due to the current shareholders and officers of the company.

         During the period from December 8, 1995 (inception) to December 31, 1997 the company paid to officers and shareholders of the Company $33,323 of reimbursement for General and Administrative expenses.

         During the period ending December 31, 1997 the Company paid salaries to officers and shareholders of the

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      For the Year ended December 31, 1997
      and the Period from December 8, 1995 (inception) to December 31, 1997

--------------------------------------------------------------------------------

         company in the amount of $94,402.



NOTE 9 - SUBSEQUENT EVENTS

         During June 1998, the Company's shareholders were offered, pursuant to a Confidential Private Placement Memorandum made by Video Stream International, Inc. to acquire all of the issued and outstanding common stock of the Company. The shareholders of the Company are being offered one common share of Video Stream International, Inc. for every two common shares of the Company's stock tendered. Such offer originally expired on July 15, 1998, but was extended to August 7, 1998. At the date of this report, Video Stream International, Inc. believes that the Company's shareholders have tendered approximately 99.1% of the total issued and outstanding common shares of TechnoVision, and as a result, Video Stream International, Inc. believes it has effective control of the Company.

         The Company has been named in a securities class action lawsuit filed by two former shareholders of the Company on July 15, 1998 in Los Angeles County Superior Court. The Compliant names the Company, Video Stream International, Inc., Grey Venture Capital, Inc. and certain present and former officers and employees of each as defendants. The Complaint alleges that the Company and each conspired and engaged in fraudulent and deceptive sales practice in connection with private placement of securities in an offering conducted by Grey Venture Capital from November 1997 through May 1998. The Complaint states causes of action for breach of fiduciary duties, intentional misrepresentation and fraudulent concealment, negligent misrepresentation, unfair trade practices, negligence, Racketeer Influenced and Corrupt Organizations Act of 1970 ("RICO") violations, conversion, and conspiracy. The Company denies any involvement or wrongdoing in connection with the private placement and intends to vigorously defend the lawsuit.

         The Company along with its Chief Executive Officer has been sued by shareholder in for breach of contract, misrepresentation and fraud, and breach of fiduciary duty.

         The Complaint arises out of a settlement agreement entered into between the Company and the shareholder. Under the terms of the Settlement Agreement, the shareholder was given 750,000 shares of TechnoVision's common stock which are subject to a repurchase option in favor of the Company

         The Complaint alleges that TechnoVision fraudulently induced the shareholder to enter into the Settlement Agreement. The Complaint seeks to invalidate the Settlement Agreement, cause the Company to issue to the shareholder 2,000,000 shares of its common stock, invalidate the repurchase option, and pay damages. The Company denies any wrongdoing and intends to vigorously defend the lawsuit.

                        TECHNOVISION COMMUNICATIONS, INC.
                          Audited Financial Statements
                For the Period from December 8, 1996 (Inception)
                              to December 31, 1996

                        TECHNOVISION COMMUNICATIONS, INC.
                                AND SUBSIDIARIES
                          (A Development Stage Company)


                                    Contents
                                December 31, 1996
--------------------------------------------------------------------------------


                                                          Page
                                                          ----
Report of Independent Certified Public Accountants          F-47

Financial Statements

         Balance Sheet                                      F-48
         Statements of Operations                           F-49
         Statements of Cash Flows                           F-50
         Statements of Shareholders' Equity                 F-51
         Notes to Financial Statements                 F-52-F-56


              REPORT ALL OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT




Board of Directors
TechnoVision Communications, Inc.

I have audited the accompanying balance sheet of TechnoVision Communications, Inc. (a development stage company as of December 31, 1996 and the related statements of operations, shareholders' equity, and cash flows for the period from December 8, 1995, (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TechnoVision Communication, Inc. as of December 31, 1996, and the results of their operations and their cash flows for the period from December 8, 1995, (inception) to December 31, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern as discussed in Note 2 to the financial statements, the company incurred a net loss of $(455,980) during the period from December 8, 1995 (inception) to December 31, 1996, and, as of that date, the Company's current liabilities exceeded its current assets by $41,356. In addition, the Company is involved in certain litigation in which the outcome is uncertain as discussed in Note 9. These factors, among others, as discussed in
Note 2 to the financial statements raise substantial doubt about the company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Louis Tommasino, CPA

September 25, 1998
San Diego, California

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                                  Balance Sheet

--------------------------------------------------------------------------------


                                                                 December 31, 1996
                                                                 -----------------

                                ASSETS

Current Assets:
     Cash and cash equivalents                                       $  80,847
     Accounts receivable                                                34,580
     Stock subscription receivable                                      37,999
                                                                 -----------------

         Total current assets                                          153,426

Furniture and equipment, net                                           211,875
                                                                 -----------------


                  Total assets                                       $ 365,301
                                                                 -----------------
                                                                 -----------------

                   LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                                $ 130,170
     Short-term loans including $64,612 to related parties              64,612
                                                                 -----------------

         Total current liabilities                                     194,782

Commitments and Contingencies

Shareholders' equity
     Common stock, no par value
         10,000,000 shares authorized
         4,891,500 shares issued and outstanding                       588,500
Common stock subscribed                                                 37,000
Deficit accumulated during the development stage                      (455,980)
                                                                 -----------------

         Total shareholders' equity                                    170,519
                                                                 -----------------


                  Total liabilities and shareholders' equity         $ 365,301
                                                                 -----------------
                                                                 -----------------


   The accompanying notes are an integral part of these financial statements.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                             Statement of Operations

--------------------------------------------------------------------------------



                                                                For the Period from
                                                                 December 8, 1995
                                                                   (inception to
                                                                 December 31, 1996
                                                                 -----------------
Operating Revenue
     System sales                                                    $ 321,806
                                                                 -----------------

Cost of Sales
     Systems costs                                                     182,387
     Commissions                                                        38,033
                                                                 -----------------
         Total costs of sales                                          220,420
                                                                 -----------------
                  Gross profit from operations                         101,386
                                                                 -----------------

Operating Expenses
     Consulting, related party                                         118,528
     Depreciation                                                       10,837
     Legal expenses                                                     38,540
     General and administrative                                        309,600
     Marketing and advertising                                          48,890
     Research and development                                           30,971
                                                                 -----------------
         Total operating expenses                                    $  557,366
                                                                 -----------------

         Loss from operations                                          (455,980)
                                                                 -----------------

         Other income (expenses)                                             --

Net loss                                                             $ (455,980)
                                                                 -----------------

Basic loss per common shares                                         $    (0.09)
                                                                 -----------------

Weighted average common shares outstanding                            4,891,500
                                                                 -----------------



    The accompanying notes are an integral part of these financial statements

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                      Cash Flows form Operating Activities

--------------------------------------------------------------------------------


Cash flows from operating activities:
 Net loss                                        $(455,980)
 Adjustments to reconcile net loss to net cash
  Used in operating activities
   Depreciation                                     10,837
   Increase (Decrease) in accounts payable         130,170
   Decrease (Increase) in accounts receivable      (34,580)
                                                 -------------


   Net cash used in operating activities         $(349,553)
                                                 -------------


Cash flows from investing activities
 Purchase of furniture and equipment              (222,712)
                                                 -------------

   Net cash used in investing activities          (222,712)
                                                 -------------


Cash flow from investing activities
 Proceeds from short-term loans                     64,612
 Proceeds from common stock subscription           588,500

 Decrease (increase) in
   Stock subscription receivable                   (37,999)
 Increase (decrease) in
   Common stock subscribed                          37,999
                                                 -------------

   Net cash provided by financial activities       653,112
                                                 -------------

Net increase in cash and cash equivalents        $  80,847
                                                 -------------

Cash and cash equivalents, beginning of period        --

Cash and cash equivalents, end of period         $  80,847
                                                 -------------

              SUPPLEMENTAL DISCLOSURES ALL OF CASH FLOW INFORMATION

During the period from December 8, 1995 (inception) to December 31, 1996, the Company paid no income taxes

During the period from December 8, 1995 (inception) to December 31, 1996, the Company paid no interest


   The accompanying notes are an integral part of these financial statements.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                        Statement of Shareholders' Equity
      For the Period from December 8, 1995 (Inception) to December 31, 1996

--------------------------------------------------------------------------------


                                                                         Deficit/Accumulated
                                     Common Stock                            during the
                             ---------------------------   Common Stock      Development
                                 Shares        Amount       Subscribed         Stage               Total
                             ------------   ------------   ------------  -------------------    ------------
Balance, December 8, 1995              0    $         0    $         0     $         0       $         0

Common stock issued to the
original founders and
shareholders of the            4,000,000         40,000                                           40,000
Company

Common stock issued for          853,501        548,500                                          548,500
cash

Common stock subscribed           37,000                        37,000                            37,999

Net loss                                                                      (455,980)         (455,980)
                             ------------   ------------   ------------  ----------------    ------------
Balance, December 31, 1996   $ 4,891,500    $   588,500    $    37,999     $  (455,980)       $  170,519)
                             ------------   ------------   ------------  ----------------    ------------
                             ------------   ------------   ------------  ----------------    ------------



   The accompanying notes are an integral part of these financial statements.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
      For the Period from December 8, 1995 (Inception) to December 31, 1996

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION ALL OF BUSINESS

         TechnoVision Communication, Inc. (the "Company") is a development stage enterprise and is engaged in the development of video conferencing products.

         The company was incorporated under the laws of the state of Georgia on December 8, 1995. The company did not commence its operation until January 1, 1996 and therefore, did not have any financial activity from the period December 8, 1995 to January 1, 1996.

NOTE 2 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, during the period from December 8, 1995 (inception) to December 31, 1996, the Company incurred a net loss of $455,980, and as of that date, the Company's current liabilities exceeds its current assets by $41,356, and it had negative cash flows from operations of $349,553. In addition, the Company is involved in certain litigation in which the outcome is uncertain as discussed in Note 9. The Company is also in the development stage at December 31, 1996. These factors raise substantial doubt about the Company's ability to continue as a going concern.

         Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Successful completion of the Company's development program and its transition to the attainment of profitable operations is dependent upon the Company obtaining adequate debt and equity financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. In addition, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements and the success of its plans to sell its products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

         Management plans to raise additional equity capital, continue to develop its products, and look for merger or acquisition candidates.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         Cash and Cash Equivalents

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
      For the Period from December 8, 1995 (Inception) to December 31, 1996

--------------------------------------------------------------------------------


         For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.


NOTE 2 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Furniture and Equipment

         Furniture and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over an estimated useful life of five years. Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the Company's accounts, and the gain or loss on dispositions, if any, is recognized in the statement of operations.

         Development Stage Enterprise

         The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

         Research and Development Costs

         Research and development costs are charged to expense as incurred.

         Income Taxes

         The Company accounts for income taxes under the liability and asset method, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in the future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes if applicable, represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

         Earnings per Share

         For the period from December 8, 1995 (inception) to December 31, 1996, the Company adopted SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
      For the Period from December 8, 1995 (Inception) to December 31, 1996

--------------------------------------------------------------------------------


         number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.


NOTE 2 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recent Accounting Pronouncements

         The financial Accounting Standards Board ("FASB") issues SFAS No. 130, "Reporting Comprehensive Income, "which is effective for financial statements with fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS No. 130 to have a material effect, if any, on its financial position or results of operations.

         FASB issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," issued by FASB, which is effective for financial statements with fiscal years beginning after December 31, 1997. This statement establishes standards for the way that public entities report selected information about operating segments, products, and services, geographic areas, and major customers in interim and annual financial reports. The Company does not expect adoption of SFAS No. 131 to have a material effect, if any, on its financial position or results of operations.

         Fair Value of Financial Instruments

         The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the company's financial instruments, including cash and cash equivalents, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for short-term loans also approximate fair value because current interest rates offered to the Company for short-term loans of similar maturities are substantially the same.


NOTE 3 - FURNITURE AND EQUIPMENT

         Furniture and equipment at December 31, 1996, consisted of the following:


Office equipment                         $ 27,000
Computer equipment and software           195,712
                                         --------

                                          222,712
         Less accumulated depreciation     10,837
                                         --------


                  Total                  $211,875
                                         --------
                                         --------


         Depreciation expense for the period from December 8, 1995 (inception) to December 31, 1996 was $10,837

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
      For the Period from December 8, 1995 (Inception) to December 31, 1996

--------------------------------------------------------------------------------


NOTE 4 - SHORT-TERM LOANS

         Principal is due on demand and is unsecured. Amounts do not accrue interest.




NOTE 5 - COMMITMENTS AND CONTINGENCIES

         Lease

         The company leases certain facilities for its corporate officers, under a month -to -month operating lease agreement. Rent expense was $18,270 for the period from December 8, 1995 (inception ) to December 31, 1996.

         Litigation

         The company and certain of its officers are subject to certain litigation, related to its 1998 common stock exchange offer made by Video Stream International, Inc. as more fully described in NOTE 9.


NOTE 6 - SHAREHOLDERS' EQUITY

         Common Stock

         During the year ending December 31, 1996 the company received $588,500 for the subscription of 4,891,500 shares of stock. The company had a subscription receivable balance in the amount of $37,999 at December 31, 1996. In addition, the Company issued 4,000,000 shares of common stock to its founders and original shareholders of the corporation and received $40,000 for the issuance of those shares of stock.


NOTE 7 - INCOME TAXES

         As of December 31, 1996, the company had approximately $455,980 in net operation loss carryforwards that may be offset against future taxable income through the year 2017. The deferred income tax benefit of the loss carryforward is the only significant deferred income tax asset or liability of the Company and has been offset by a valuation allowance of the same amount as management does not believe the recoverability of this deferred tax asset is more likely than not. Accordingly, no deferred income tax benefit has been recognized in these financial statements.


NOTE 8 - RELATED PARTIES

         At December 31, 1996, $64,612 of the short- term loans outstanding were due to the current shareholders and officers of the company.

                        TECHNOVISION COMMUNICATIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
      For the Period from December 8, 1995 (Inception) to December 31, 1996

--------------------------------------------------------------------------------


         During the period from December 8, 1995 (inception) to December 31, 1996 the company paid to officers and shareholders of the Company $33,323 of reimbursement for general and administrative expenses.


NOTE 9 - SUBSEQUENT EVENTS

         During June 1998, the Company's shareholders were offered, pursuant to a Confidential Private Placement Memorandum made by Video Stream International, Inc. to acquire all of the issued and outstanding common stock of the Company. The shareholders of the Company are being offered one common share of Video Stream International, Inc. for every two common shares of the Company tendered. Such offer originally expired on July 15, 1998, but was extended to August 7, 1998. At the date of this report, Video Stream International, Inc. believes that the Company's shareholders have tendered approximately 99.1% of the total issued and outstanding common shares of the Company, and as a result, Video Stream International, Inc. believes it has effective control of TechnoVision Communication, Inc.

         The Company has been named in a securities class action lawsuit filed by two former Shareholders' of the Company on July 15, 1998 in Los Angeles County Superior Court. The Compliant names the Company, Video Stream International, Inc., Grey Venture Capital, Inc. and certain present and former officers and employees of each as defendants. The Complaint alleges that the Company and each conspired and engaged in fraudulent and deceptive sales practices in connection with private placement of securities in an offering conducted by Grey Venture Capital from November 1997 through May 1998. The Complaint states causes of action for breach of fiduciary duties, intentional misrepresentation and fraudulent concealment, negligent misrepresentation, unfair trade practices, negligence, Racketeer Influenced and Corrupt Organizations Act of 1970 ("RICO") violations, conversion, and conspiracy. The Company denies any involvement or wrongdoing in connection with the private placement and intends to vigorously defend the lawsuit.

         The Company along with its Chief Executive Officer has been sued by one of its shareholders for breach of contract, misrepresentation and fraud, and breach of fiduciary duty. The Complaint arises out of a settlement agreement entered into between the Company and the shareholder. Under the terms of the Settlement Agreement, the shareholder was given 750,000 shares of the Company's' common stock which are subject to a repurchase option in favor of the Company. The Complaint alleges that the Company fraudulently induced the shareholder to enter into the Settlement Agreement.

         The Complaint seeks to invalidate the Settlement Agreement, cause the Company to issue to the shareholder 2,000,000 shares of its Common stock, invalidate the repurchase option, and pay damages. The Company denies any wrongdoing and intends to vigorously defend the lawsuit.

                        DESIGN ANALYSIS ASSOCIATES, INC.

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                        DESIGN ANALYSIS ASSOCIATES, INC.

                                    Contents
                                December 31, 1997

--------------------------------------------------------------------------------


                                            Page
                                            ----
Auditor's Report                            F-59

Balance Sheet                               F-60

Statement of Income and Retained Earnings   F-61

Statement of Cash Flows                     F-62

Notes to Financial Statements               F-63


                          INDEPENDENT AUDITOR'S REPORT





To the Board of Directors
Design Analysis Associates, Inc.
Logan UT 84321


I have audited the accompanying balance sheet of Design Analysis Associates, Inc. (a corporation) as of December 31, 1997 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Design Analysis' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted may audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Design Analysis Associates, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


Steven R. Misener
Certified Public Accountant
Logan, Utah

October 10, 1998

                         DESIGN ANALYSIS ASSOCIATES, INC
                                  Balance Sheet
                                December 31, 1997

--------------------------------------------------------------------------------



                      ASSETS

Current assets:
     Accounts receivable                             $314,834
     Inventory (note 1)                                16,700
     Investments                                       38,427
                                                    -----------
         Total current assets                                         $369,961

Fixed assets: (note 1)
     Lab equipment                                    516,026
     Leasehold improvements                            35,235
     Office furniture                                  22,693
                                                    -----------

         Fixed assets                                 573,954

         Less accumulated depreciation               (491,852)
                                                    -----------
         Total fixed assets                                             82,102
                                                                     -----------
                  Total assets                                        $452,063
                                                                     -----------
                                                                     -----------

               LIABILITIES AND EQUITY

Current liabilities:
     Cash overdraft                                  $21,223
     Accounts payable                                 88,838
     Accrued expenses                                 20,580
     Accrued retirement & profit sharing             242,946
                                                   -----------

                  Total current liabilities                          $373,587

Stockholders' equity:
     Common stock                                        200
     Paid-in capital                                     800
     Retained earnings                                77,476
                                                   -----------
                  Total equity                                         78,476
                                                                     -----------
                  Total liabilities and equity                       $452,063
                                                                     -----------
                                                                     -----------



                 See accompanying notes and accountant's report.

                         DESIGN ANALYSIS ASSOCIATES, INC
                    Statement of Income and Retained Earnings
                      For the Year ended December 31, 1997

--------------------------------------------------------------------------------


Income:
     Sales                                                     $ 3,749,238
     Cost of sales                                               2,469,894
                                                               -----------


         Gross profit                                            1,279,344
                                                               -----------


General, administrative and overhead expenses:
     Office salaries and wages                                     310,585
     Marketing                                                     123,738
     Insurance                                                      79,567
     Commissions                                                   133,231
     Retirement contributions                                      242,946
     Repairs and maintenance                                        15,362
     Utilities and telephone                                        38,124
     Supplies                                                       60,342
     Employee benefits                                              62,847
     Dues and subscriptions                                          1,916
     Taxes and licenses                                              7,733
     Depreciation (note 1)                                          37,075
     Rent                                                           86,663
     Legal and accounting                                            2,737
     Meals and entertainment                                         8,521
     Equipment lease                                                32,449
                                                               -----------


         Total general, administrative and overhead expenses     1,243,836
                                                               -----------


         Income (loss) from operations                              35,508

Other income (expenses)
     Interest income                                                  --
     Interest expense                                              (13,354)
     Investment loss                                               (25,000)
                                                               -----------


         Net income (loss)                                          (2,846)

Retained earnings, beginning                                        80,322

         Owner draws                                                  --
                                                               -----------


Retained earnings, ending                                      $    77,476
                                                               -----------
                                                               -----------



                 See accompanying notes and accountant's report.

                         DESIGN ANALYSIS ASSOCIATES, INC
                             Statement of Cash Flows
                      For the Year ended December 31, 1997

--------------------------------------------------------------------------------


Cash flows from operating activities:
     Net income (loss)                                                    $  (2,846)
     Non-cash items included in net income:
         Depreciation                                                        37,075
         Net (increase) decrease in receivables, inventory and payables     189,007
                                                                          -----------


                  Net cash provided (used by operating activities           223,236
                                                                          -----------


Cash flows from investing activities:
     Purchase of equipment and leasehold improvements                       (22,378)
                                                                          -----------


                  Net cash provided (used) by investing activities          (22,378)
                                                                          -----------


Cash flows from financing activities:
     Loan payment                                                          (100,000)
     Owner (draws) contributions                                                 --
                                                                          -----------


                  Net cash provided (used by financing activities          (100,000)
                                                                          -----------


                  Net increase (decrease) in cash                           100,858

Cash at beginning of period                                                (122,081)
                                                                          -----------


Cash at end of period                                                     $ (21,223)
                                                                          -----------
                                                                          -----------



                 See accompanying notes and accountant's report.

                        DESIGN ANALYSIS ASSOCIATES, INC.
                          Notes to Financial Statements
                                December 31, 1997

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies of Design Analysis Associates, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         Business Activity

         The Company was incorporated in 1973 under the laws of the State of Utah. The accrual method of accounting is used for financial reporting. The business develops and sells water measurement equipment and also provides hardware and software consulting services.

         Inventories

         Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

         Property and Equipment

         Property and equipment are carried at cost. Depreciation is computed using the straightline and accelerated methods. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Deduction is made for retirement resulting from betterments or renewals.


NOTE 2 - RENT

         The Company rents is building under an informal arrangement with a partnership owned 33% by the Company's majority stockholder. Monthly rentals under this informal arrangement are presently $7,026.


NOTE 3 - DEFINED CONTRIBUTION PENSION PLAN

         The Company has a defined contribution pension plan covering all qualifying employees. The Company makes a contribution to the plan each year based on a percent of the employee's compensation. Total expenses for the year ended December 31, 1997 was $242,946.


NOTE 4 - INCOME TAXES

         The Company has elected, with the consent of its stockholders, to be taxes as an "S" Corporation under the Internal Revenue Code. An "S" Corporation does not generally pay income taxes but, instead, its stockholders are taxed on the Company's income. Therefore, these statements do not include any provision for corporate income taxes.

                        DESIGN ANALYSIS ASSOCIATES, INC.

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                        DESIGN ANALYSIS ASSOCIATES, INC.

                                    Contents
                                December 31, 1996

--------------------------------------------------------------------------------


                                                Page
Auditor's Report                                   F-66

Balance Sheet                                      F-67

Statement of Income and Retained Earnings          F-68

Statement of Cash Flows                            F-69

Notes to Financial Statements               F-70 - F-71


                          INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
Design Analysis Associates, Inc.
Logan UT 84321


I have audited the accompanying balance sheet of Design Analysis Associates, Inc. (a corporation) as of December 31, 1996 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Design Analysis' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted may audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Design Analysis Associates, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


Steven R. Misener
Certified Public Accountant
Logan, Utah

October 10, 1998

                         DESIGN ANALYSIS ASSOCIATES, INC
                                  Balance Sheet
                                December 31, 1996

--------------------------------------------------------------------------------


                          ASSETS
Current assets:
     Accounts receivable                                   320,378
     Inventory (note 1)                                      1,500
                                                          ----------
         Total current assets                                              $321,878

Fixed assets: (note 1)
     Lab equipment                                         493,648
     Leasehold improvements                                 35,235
     Office furniture                                       22,693
                                                          ----------
         Fixed assets                                      551,576

         Less accumulated depreciation                    (454,777)
                                                          ----------

         Total fixed assets                                                 96,799
                                                                          ---------
                  Total assets                                            $418,677
                                                                          ---------
                                                                          ---------
                LIABILITIES AND EQUITY

Current liabilities:
     Cash overdraft                                        122,081
     Accounts payable                                      104,585
     Accrued expenses                                       10,689
     Notes payable, short-term (note 2)                    100,000
                                                          ----------
         Total current liabilities                                        $337,355

Stockholders' equity:
     Common stock                                              200
     Pain-in capital                                           800
     Retained earnings                                      80,322
                                                          ----------
         Total equity                                                       81,322
                                                                          ---------
                  Total liabilities and equity                            $418,677
                                                                          ---------
                                                                          ---------



                See accompanying notes and accountant's report.

                         DESIGN ANALYSIS ASSOCIATES, INC
                    Statement of Income and Retained Earnings
                      For the Year ended December 31, 1996

--------------------------------------------------------------------------------


Income:
     Sales                                                     $ 3,375,608
     Cost of sales                                               2,403,404
                                                               -----------


         Gross profit                                              972,204
                                                               -----------


General, administrative and overhead expenses:
     Office salaries and wages                                     342,633
     Marketing                                                     159,138
     Insurance                                                      65,267
     Commissions                                                    46,010
     Pension and profit sharing                                     14,626
     Repairs and maintenance                                        19,457
     Utilities and telephone                                        41,471
     Supplies                                                       47,912
     Employee benefits                                              20,127
     Dues and subscriptions                                          1,409
     Taxes and licenses                                              4,016
     Depreciation (note 1)                                          39,189
     Rent                                                           85,251
     Training and seminars                                           3,399
     Legal and accounting                                           27,563
     Meals and entertainment                                        12,130
     Equipment lease                                                87,782
                                                               -----------


         Total general, administrative and overhead expenses     1,040,693
                                                               -----------


         Income (loss) from operations                             (68,489)

Other income (expenses)
     Interest income                                                   106
     Interest expense                                               (8,433)
                                                               -----------

         Net income (loss)                                         (76,816)

Retained earnings, beginning                                       213,932

         Owner draws                                               (56,794)
                                                               -----------


Retained earnings, ending                                      $    80,322
                                                               -----------
                                                               -----------


                 See accompanying notes and accountant's report.

                         DESIGN ANALYSIS ASSOCIATES, INC
                             Statement of Cash Flows
                      For the Year ended December 31, 1996

--------------------------------------------------------------------------------


Cash flows from operating activities:
     Net income (loss)                                                    $ (76,816)
     Non-cash items included in net income:
         Depreciation                                                        39,189
         Net (increase) decrease in receivables, inventory and payables     (46,097)
                                                                          ----------


                  Net cash provided (used) by operating activities          (83,724)
                                                                          ----------


Cash flows from investing activities:
     Purchase of equipment and leasehold improvements                       (22,763)
                                                                          ----------


                  Net cash provided (used) by investing activities          (22,763)
                                                                          ----------


Cash flows from financing activities:
     Loan proceeds                                                          100,000
     Owner (draws) contributions                                            (56,794)
                                                                          ----------


                  Net cash provided (used) by financing activities           43,206
                                                                          ----------


                  Net increase (decrease) in cash                           (63,281)

Cash at beginning of period                                                 (58,800)
                                                                          ----------


Cash at end of period                                                     $(122,081)
                                                                          ----------
                                                                          ----------



                 See accompanying notes and accountant's report.

                        DESIGN ANALYSIS ASSOCIATES, INC.
                          Notes to Financial Statements
                                December 31, 1996

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY ALL OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies of Design Analysis Associates, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         Business Activity

         The Company was incorporated in 1973 under the laws of the State of Utah. The accrual method of accounting is used for financial reporting. The business develops and sells water measurement equipment and also provides hardware and software consulting services.

         Inventories

         Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

         Property and Equipment

         Property and equipment are carried at cost. Depreciation is computed using the straightline and accelerated methods. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Deduction is made for retirement resulting from betterments or renewals.


NOTE 2 - LINE ALL OF CREDIT

         The Company has a line of credit with a bank. Maximum borrowings are $100,000, interest is payable monthly at the bank's prime rate plus 1.50%, principal is payable on demand, and collateralization is provided by accounts receivable and inventory. The balance owed at December 31, 1996 was $100,000.
         Interest expense was $8,433 for the year ended December 31, 1996.


NOTE 3 - RENT

         The Company rents is building under an informal arrangement with a partnership owned 33% by the Company's majority stockholder. Monthly rentals under this informal arrangement are presently $7,026.


NOTE 4 - DEFINED CONTRIBUTION PENSION PLAN

         The Company has a defined contribution pension plan covering all qualifying employees. The Company makes a contribution to the plan each year based on a percent of the employee's compensation. Total expenses for the year ended December 31, 1996 was $14,091.

                        DESIGN ANALYSIS ASSOCIATES, INC.
                          Notes to Financial Statements
                                December 31, 1996

--------------------------------------------------------------------------------


NOTE 5 - INCOME TAXES

         The Company has elected, with the consent of its stockholders, to be taxes as an "S" Corporation under the Internal Revenue Code. An "S" Corporation does not generally pay income taxes but, instead, its stockholders are taxed on the Company's income. Therefore, these statements do not include any provision for corporate income taxes.

                               PART IV - Exhibits

         3.1      Articles of Incorporation, as amended*
         3.2      Bylaws, as amended*
         4.1      Form of Convertible Debenture*
         5.1      Legal Opinion re Legality*
         10.1     Agreement and Plan of Merger with Design Analysis
                   Associates, Inc. dated September 30, 1998*
         10.2     Asset Purchase Agreement with Interactive Solutions Group,
                   Inc. dated July 31, 1998*
         10.3     Agreement and Plan of Corporate Reorganization and
                   Separation dated December 18, 1998*
         10.4     Ingram Micro Agreement*
         10.5     Employment Agreement with Mr. Cox*
         10.6     Employment Agreement with Mr. Fann*
         10.7     Employment Agreement with Mr. Holcomb*
         10.8     Employment Agreement with Mr. Nakhleh*
         10.9     1997 Employee Stock Option Plan*
         10.10    MENTAT Agreement*
         10.11    Alliance Leasing Form of Capital Equipment Lease*
         10.12    Infinop Licensing Agreement*
         10.13    Apple Direct Value Added Reseller U.S. Sales Agreement
         11       Statement re Computation of Earnings Per Share*
         21       Subsidiaries of the Registrant*
         24       Power of Attorney (incorporated by reference from page II-2)
         27       Financial Data Schedule*

--------------------
 * Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERAGLOBAL COMMUNICATIONS CORP.


Date: February 12, 1999           By: /s/ DAVID FANN
                                      -----------------------------------
                                      David Fann, Chief Executive Officer


                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Fann and Paul Cox, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Signature                       Title                             Date

/s/ DAVID FANN         Director and Chief Executive Officer    February 12, 1999
------------------
David Fann

/s/ PAUL COX*          Chairman of the Board and President     February 12, 1999
------------------
Paul Cox

/s/ GRANT K. HOLCOMB*   Director, Chief Technology Officer     February 12, 1999
--------------------    and Secretary
Grant K. Holcomb

* By David Fann, attorney-in-fact.

                                      II-2